

2008 Annual Report and Financial Statements

Honoring our commitment to the community.

Local focus helps us thrive in a national recession.

The past year will be remembered for twin financial calamities: a national recession and a dramatic stock market plunge. At CNB, we'll remember it as a year in which we not only weathered the storms, but achieved record performance. Our secret? An unwavering commitment to our mission as a financial intermediary for the communities we serve.



Increased margin from higher loan volume, lower operating expenses, and a stellar performance by the Mortgage Company helped drive a double-digit percentage increase in earnings per share. To ensure continued success, the Strategic Plan for Value 2020 was formally adopted, with immediate plans to open our Sarasota Wealth Strategies Group office.

In 2008, we opened our 23rd office in Henrietta, with three more on the way. We also completed the Genesee Valley Trust Company acquisition, acquired Greentree Capital Management, expanded our community development programs, and launched a comprehensive Executive Leadership Program. All of which positions CNB well for success in the future— whatever it may bring.

February 4, 2009



A message from
George W. Hamlin, IV,
President

To Our Shareholders:

We are especially pleased to report earnings per share of $28.94 which is $3.29 (12.8%) more than last year and $3.84 (15.3%) above the budget. The results are nothing short of splendid given the unexpected challenges presented by the twin financial calamity of a national recession and the 43% decline in the Dow, give or take (compared to CNC's market value at $315.91 per share, virtually unchanged for the year). The principal elements driving the positive performance are: higher net interest margin resulting from higher loan volume and a positively sloped yield curve, which was in part offset by a higher provision for loan losses (due to significant growth in our loan portfolios); lower than budgeted operating expenses from careful management of operating expenses; the stellar performance of CNB Mortgage Company; but lower trust income due to declining market value of assets under management.

At the beginning of 2008, we expected inflation to rise to 3.0% from 2.5% as the effect of rising commodity prices, particularly energy, would impact overall prices. We had expected the yield curve to maintain a normal slope. We forecasted the net interest margin would improve 24 basis points +/- and that our acquisition of Genesee Valley Trust Company and our growth in Wealth Strategies Group assets would substantially increase the Wealth Strategies Group's revenues.

Indeed, if you were on a desert island during the year, reviewing our financial performance quarter-by-quarter, you would not know from our figures that a "melt down" in the banking industry was underway. In fact, from the perspective of the 4th quarter of 2007 when we prepared the budget, we thought the budget for principal components of our balance sheet would be as set forth below. Please compare the actual numbers appearing in the right hand column.

	2008 Budget	2008 Actual
Investments	+ 6.10%	- 3.27%
Loans	+ 7.40%	+ 18.20%
Deposits	+ 12.87%	+ 15.88%
Dividend	$ 8.60	$ 9.00
Capital	7.46%	7.08%

These results were driven by growth in loans, especially indirect automobile loans (by summer new loans were running three times 2007's volume) which yielded an improvement of +33 basis points in the Net Interest Margin better than we had budgeted (24 basis points). This was offset by a higher provision for loan losses resulting from growth of outstanding loans. Commercial deposits were up 9.7% for the year due to a concerted program to increase that component of our deposit base. Wealth Strategies Group income from assets under management was reduced by the depressed prices generally available in the market. Though, as a matter of fact, this was nearly offset by the garnering of approximately $80 million of new business which will put us in good stead when the markets recover. The Mortgage Company's strong performance further offset the market declines.

Significantly, our asset quality continued to be superb. Non-performing loans are less than 10% of primary capital, at the same level as two years ago. Past due and nonaccrual loans are at just under 2%, about the same percentage as January 2006, with peer financial institutions reporting results above that level and trending upward. Non-accrual Loans to Total Loans are less than 1%, as they have been since 2005, with peer institutions reporting higher amounts and trending up. Net charge-offs remain at .15% where the peer institutions are at above .40% (nearly three times our figures).

Regarding the developments during the year on the non-financial front, we formally adopted the *Strategic Plan for Value 2020* after a process that extended for 1½ years and involved the Board of Directors, as many as 60 bank officers, and every single one of our 400+ employees. This plan will guide our activities for the next decade or so continuing forward from our first 15-year *Plan for Value 2010* that guided our expansion into the Rochester metropolitan area and is now nearly complete with 23 bank offices, the most recent opened in Henrietta in the fall at its permanent location with a great deal of fanfare. The Plan builds on our mission of providing trusted education and advice at every stage of life, comprehensive financial services for individuals and businesses, and assuring a high standard of quality service and performance supported by comprehensive education and development of our staff. We will open Canandaigua National Trust Company of Florida in Sarasota as an office for our Wealth Strategies Group customers as soon as we receive formal approval and Charter from the Office of the Comptroller of the Currency, expected in the first quarter of 2009. The Board of Directors has been selected, a president hired and an experienced assistant trained and on board. We will then have a haven for our customers that is free of New York State income taxes on irrevocable trusts and trusts under wills, which is a very attractive and necessary feature of our growing Wealth Strategies Group business. Three more bank offices are planned for the coming years expanding on our metropolitan presence in the Rochester area; one will be a part of the Alexander Park development in the City, and one each in Greece and Webster, the larger townships in the northwestern and northeastern quadrants, respectively.

In a contrast to the general malaise, we completed our acquisition of Genesee Valley Trust Company at the beginning of the year and closed with our acquisition of the assets of Greentree Capital Management, LLC at the end of the year. We expanded special programs for community development in low- to moderate-income areas in the metropolitan area focusing on the neighborhoods around the University of Rochester Medical Center and its employees. The Canandaigua Lakeshore development project, in planning for the last few years, continues to work its way through the laborious approval process and presents an attractive project for economic stimulus in the Upstate region for government capital investment. Internally, the latest of a number of corporate culture surveys which we conduct every other year, shows an even stronger culture with all responses in the "strongly agree" and "agree" category indicating that we enjoy the reputation for being a destination for those who share our mission and vision, and that we maintain a culture that will support our Strategic Plan. Finally, we commenced a comprehensive Executive Leadership Development program to continue for two years with a plan to assure the very best in executive management for the benefit or our Company well into the future.

Some Thoughts on Banking and Present Circumstances:

Remember for a moment, back in the mid-nineties in the environment of "go-go finance" and weekly issuance of IPOs, the question was asked ever more publically, "Is there a future for banking?" This was in the context of the longest running bull market of 18 years as charted by the Dow Jones Index. Alan Greenspan, Chairman of the Federal

Reserve, tagged this spectacular growth as "irrational exuberance." Wall Street and investment banking ruled. It seemed any company could instantly float an IPO to cover the next payroll. "Who needs a bank—bank?" many asked. After all, in those times equity capital was cheaper than debt capital. Charles P. Kindleberger in his classic book entitled, *Manias, Panics and Crashes—a History of Financial Crises—Fifth Edition*, chronicles the "history" over the centuries of financial cycles, where time and time again the best economic theory of a period falls prey to the practicality and human emotion which then drives markets through irrational exuberance and ultimately catastrophic destruction on an all too regular basis. Certainly, the Year 2008 has proven this "rule" with a vengeance.

Bank-Banks v. Investment Banks:

"Bank-banks," as we term traditional community institutions such as ours, as compared to investment banks (the "Wall Street" model), are engaged in a direct relationship with the user of funds, in this case the borrower, based on our assessment of the individual capacity and character of the borrower to repay as equally important components, albeit one more tangible than the other, but neither less important to the prediction of the success of the overall relationship. By lending money and earning our return each month, as per a contract spanning anywhere from three months to 30 years, we are "vested" in an ongoing relationship over time. This provides the opportunity to build on the relationship which is designed to be profitable and beneficial to both parties. The success of this relationship depends entirely upon activity of both parties (not markets) going about their business and contributing to a common enterprise continuously over the term of the engagement.

In stark contrast to our model is the investment banking model involving the securitization of a host of loans which is transactional in nature, and regards as irrelevant the knowledge of the underlying character of the people involved. This tends to substitute financial analysis of capacity to repay as the primary and even sole underwriting criteria, exclusive of identity and character of the multitude of obligors lost in the shuffle. Worse yet, the underwriting for these loans was outsourced and in many cases not verified. The financial engagement is short term in nature and done for immediate compensation in the form of a large, one-time fee on the spot. These transactions are funded entirely through the purchase of wholesale money in the markets, and the proceeds of sale are equally and totally dependent on functioning markets willing to purchase the financial instruments. Thus, the investment banking model is necessarily at the mercy of the markets on any given day which exposes the transaction to the volatility of emotions that can range simply between "confidence" in one moment and "fear" in the next moment, and which is impossible to predict. It is clear this process presents far more risk and uncertainty to the parties participating in the wholesale sale of securities than the inherent stability of CNB's direct lending and ongoing engagement model. Simply, the market experience of the past year of the iconic investment banks that ruled Wall Street for decades has repudiated the highly leveraged business model where all together, in an instant, they were gone!

The "Winningest" Business Model—CNB/CNC:

Our banking model as a community-focused institution with a non-complex balance sheet is without question the "winningest" of business models. It has, over its 122-year history, withstood two World Wars, the Great Depression, and many lesser challenges to include the current unprecedented circumstance, virtually untouched. And why is this? Because our historic priorities have been properly aligned and steadfastly maintained.

First and foremost, our primary focus is on our community Mission. That is, in the middle nineties we articulated the position that we would develop into a comprehensive financial services company serving the needs of individuals whether they be growing a family or a business. We recognized our *primary role* as the financial intermediary of the communities that we serve, and as such, we would focus on recycling the deposits gathered in the community back into the community in the form of loans to consumers and businesses. In effect, the money never leaves the community, and we have a special relationship with both ends of the transaction, be it the depositor funding on the one hand or the borrower using those funds on the other. Given the importance of this role in the community, the one billion dollars we have in loans outstanding most importantly represents thousands of contracts to make monthly payments ranging from three months to 30 years by individuals and businesses who have demonstrated their capacity and the character to carry out that activity. Our depositors are assured that their funds are safe, invested in properly underwritten loan contracts in this community because these loan contracts are only dependent upon the borrowers getting out of bed every morning, going about their business, and coming home in the evening to a home which they intend to live in long term, and which they do not regard as an "investment opportunity" to flip every five years when and if it doubles in value. This, incidentally, was a root assumption underlying the "subprime" mortgage problem. At no time is "market value" on Wall Street relevant to this deposit-loan intermediation activity. It is all about the cash flow of a stream of monthly payments made from thousands of borrowing customers engaged in productive activity! Indeed, the cash flow alone of this payment process is of a magnitude, over any period of time, sufficient to meet the biweekly and monthly influxes and out flows of deposits, which at any given time represent less than 1% of all deposits and the activity of our customers' payments for goods and services.

We further identified that our role in the Federal Reserve System was to facilitate the payment mechanism, keeping it safe and sound and *absolutely reliable*. We acknowledge that every conversation ultimately has some sort of a financial fulfillment requiring the transfer of funds, an activity with which we wished to be closely connected. We do this by a strategy of offering trusted education and advice at every stage of life in the context of delivering comprehensive financial services. For these reasons, we recognized that we as a community bank are very much about being part of the "DNA" of society, and thereby at the center of and integral to a wide range of human activity—a good position to be in for now and well into the future.

If our Mission to "bank" the community is the first priority, then our second priority is financial performance where we wish to achieve an optimal (not maximum) performance which indeed will serve our four constituents: shareholder, customer, community and employee, while presenting the vitality and resources to underwrite our first priority and provide an appropriate balance among our four constituents.

Third, the role of our investment portfolio of over a quarter of a billion dollars of investment securities is first and foremost to provide *liquidity* to sustain and underwrite the first two priorities. Period! True, it is necessary to have a short list of securities to collateralize public deposits, and yes, of course, there is a component of sustained earnings from our investment portfolio which is a welcome contribution but is subordinate in purpose to assure the availability of funds to lend or the liquidity to cover liabilities, especially in times of financial distress when ready sources of funding tend to dry up. Following this philosophy, we did not feel that *stock of any kind*, common or preferred, was appropriate for our investment portfolio. Sadly, many smaller community banks, to enhance the yield of their securities portfolios, held the preferred stock (equity) of Freddie and Fannie (with the implied government-backed guarantee) and fell into the trap of not remembering the critical distinction between secured senior debt and preferred senior equity, the former not affected by market value and the latter totally subject to mark-to-market accounting.

I have learned during my time as a member of the Board of the Federal Reserve Bank of New York, and by general observations over the years, that a 50/50 balance between consumer and commercial lending gives a "naturally hedged" portfolio as the fortunes of these components tend to move generally in opposition to one another. Similarly, we have diversified our business lines with our other principal subsidiaries of consumer mortgages and trusts and investment services. The value of diversified business units was especially evident in 2008 as CNB Mortgage Company's positive earnings, resulting from lower interest rates, offset the challenges faced by the investment management business of our Wealth Strategies Group when market values plummeted dragging down revenues.

Significantly, this structure is inherently and especially stable because our deposits (core deposits) are held by their owners for the *primary purpose* supporting the enterprise, whether it be a household or a business. Each knows their monthly expense liabilities, each has monthly income revenues, and their available deposits connect the two. To the extent that there is excess, such liquidity finds its way into "savings" accounts and CDs, principally as reserves for the primary enterprise. In the first instance, these funds are not held for investment return, notwithstanding that interest is available and paid for their use, facilitating the enterprise is paramount.

By contrast, other community banks and larger institutions typically have as their stated first priority, "maximizing shareholder value" which is always completely, and misguidedly, focused on stock performance. History of the consolidation of the banking industry over the last 30 years shows that most banks are ultimately "for sale" if the right price comes along. The result is an all obsessing short-term quest for maximum quarterly financial performance and stock price. Much of what we have witnessed currently came about because of the eternal quest for marginal earnings which generally involves an increase in risk and market exposure. This short-term thinking results, as we have observed, in dangerous exposure to the volatility of markets and the occasional fear and panic which inevitably seems to grip them from time to time as history shows with attending punishing losses.

Consider the stability of this CNB model of financing the communities' activity. In this marketplace of a million people, if the depositor is okay, and the borrower is okay, and we are okay, then "the community's money" as "our money" collectively speaking is insular to and separate from the volatile market elements (emotion) characterized by Wall Street. Much of this is driven by the need to know the immediate value for long-term assets which must, under SEC rules, be marked to market and reported with transparency to the public so that unrealized losses can be "realized and accounted for" which results in predictable disruption and drives that volatility in the markets.

Simply put, our model works 100% of the time, in financial crisis or not, where the investment banking model, which depends on the margin of the effectiveness and workability of functioning healthy markets, works much less than 100% of the time. Last fall, we experienced the total lock up of the commercial paper market for the first time! For whatever reason, if human nature has cause to fear, or does not have cause to fear, but fears nonetheless, the market tells us that uncertainty is attributed a value of zero even if the underlying assets are not zero; all this is with cataclysmic results.

Leverage—The SEC and Unintended Consequences:

Fifty years ago, investment banks were boutique partnerships typically leveraged 8-to-1, more conservative than a bank's 13-to-1, because they were doing "deals" and taking significant financial risks. In 2002, most of the investment bank partnerships transformed themselves into stock corporations where they used equity capital raised in the markets to fund a corporate structure where the partnership funds were returned to the partners. The SEC had a limitation (the Net Capital Rule) which capped an investment bank's equity ratio at 12-to-1. This limit was released by the SEC in 2004 for the five largest investment banks, thus heralding the advent of high leverage for investment banks' operations on Wall Street. In short order, these institutions increased their leverage ratios to between 30-to-1 to 40-to-1. An analysis of a typical investment bank balance sheet would show a standard deviation in market values of 5%, +/- , could wipe out the equity capital of the firm making it very vulnerable to market volatility, especially under unusual and extreme circumstances. Three of the five investment banks no longer exist, having collapsed due to excessive leverage, in a market where uncertainty had caused certain assets held by these investment banks, under mark-to-market accounting, to be worth nothing; the other two have converted to bank holding company charters. Clearly, the SEC's action was misguided. In contrast, taking a bank-bank's balance sheet, and stressing it five times the normal net charge-offs, reduces its capital less than 1% with the effect of still being appropriately capitalized as in the first instance, battered with the loss but not broken—still in business at say 15-to-1 or 6-1/2% capital.

The Emergency Economic Stability Act of 2008 Troubled Asset Relief Program (TARP):

By letter dated January 26, 2009, the United States Treasury advised the Corporation that it has granted preliminary approval for CNC to participate in the Emergency Economic Stabilization Act Troubled Asset Recovery Plan (TARP) Capital Purchase Program (CPP) in the amount of $20 million, the amount set forth in our December 8, 2008, application. *We do not need the additional capital;* however, we believe the additional capital could be used, when properly leveraged, to grow our franchise and allow us to fund loans in our community and grow the balance sheet at the pace demanded by our lending market in the communities we serve.

By way of context, we have done this before. A review of the bank's Board meeting minutes of 1934 shows the selling of Class A 5% Preferred in the amount of $150,000 and the selling of a second Class B of 4-5% Preferred in the same amount to the government amounting to an investment of capital in our institution of $300,000, a considerable sum for that date and time. Five years later in 1939, the transaction was reversed by redeeming both classes of preferred stock at the Par Value for which they were purchased, thereby ending the program. Were today's program as simple and effective as that presented, now 75 years ago, we would likely be an enthusiastic participant.

The Treasury's preliminary approval was conditioned upon our agreement to execute the standard terms and condition of the TARP CPP program. Our Board and management believe these terms and conditions are detrimental to our community, customers, employees and shareholders; therefore, we will not accept these terms. We intend to communicate our objections to the U.S. Treasury and ask that they reconsider their terms of the offering. Our principal objections are:

• The true cost of the preferred stock is higher than stated. The stated dividend rate is 5% for the first five years, increasing to 9% until liquidated. However, we would also incur significant costs to file paperwork and registration statements with the Securities and Exchange Commission for the issuance of this stock and the related warrants, which is unnecessary and of no benefit to our Company or community.

• The cost of the warrants is high. Warrants must be issued for an additional 15% of the amount of preferred shares ($3,000,000). These effectively add an additional 15% to the stated cost of the dividends. Further, these warrants can be sold by the U.S. Treasury to third parties. These new owners may not share the same interests as our current shareholders.

• Our ability to increase dividends is restricted without any justification other than the prevailing political environment. Under the TARP CPP program, dividend increases must be approved by the government, and approval is not guaranteed. Our shareholders own the Company and deserve to be paid a dividend that represents a reasonable return on their investment and share of current earnings. We have historically paid dividends twice a year for the entire history of the bank except in 1933, and over the last seven years the dividend has increased at the compounded rate of 14%. This strikes at the very heart of our strategy and value proposition with you, our shareholders, to grow the company to "own it" and share in the current earnings year-after-year rather than the more customary strategy to grow the company to "sell it" or require the partial sale of shares in order to realize a return in the form of the proceeds of sale of shares perhaps at an inopportune time in an uncertain market.

• Our ability to purchase shares for treasury would be curtailed. From time to time, the Company purchases shares in the open market for treasury. These shares are used for corporate purposes, to fund stock option awards and other employee awards and benefit plans, including the ESOP. We believe our employee benefit programs would be harmed without our ability to purchase Company stock for these purposes.

• The government has the unilateral right to change the terms and conditions. We cannot determine what regulations, laws, or other restriction might be placed on recipients of TARP CPP funds by the current or future Administration or Congress. Because we cannot anticipate what these changes might entail, we cannot properly plan for the use of this capital. The interests of the government may be contrary to the interests of our community and shareholders. The right of one party to unilaterally amend a bilateral contract is wholly inappropriate as a matter of common business practice, and it would be foolish for any prudent business organization to voluntarily and intelligently accept such a provision.

Since the CPP was first announced, the "talking heads" in the modern media have been providing an open microphone and camera to any publicity hungry member of Congress or the public who wishes to misrepresent and denigrate the banking industry for its "lack of accountability" and "failure to lend." This creates a reputational risk of monumental negative proportions, which impact undermines the very value of being connected with any part of the program.

We are sure, you will agree, that to accept any of these terms and conditions, all of which are clearly motivated by political, not economic or real, concerns, would be detrimental to the best interests of the Company, the community, its shareholders, and customers, and that we are far better off being independent of any of these associations, and it would be best to continue our *Plan for Value 2020* and its growth relying only on our own financial strength, the support of our shareholders, customers, colleagues, and community. Collectively speaking, the assets and the activities which we manage belong in a very real sense to the entire community, and we would be better off conducting this business and these affairs in accord with local priorities using our own resources and ingenuity. We have met our duty by the financial performance we have delivered consistently over many years and again this year, and would do well to continue to meet that duty by steering clear of a program we do not need, much less the tangible "taint" which seems to "dog" the participants, albeit wrongly. Accordingly, unless these concerns are addressed by the Treasury to our satisfaction, we cannot responsibly submit our Company's operation to such restrictions and associations which would not be in the best interests of the Company, our shareholders, colleagues, community, or customers.

Parting Thoughts of an Extraordinary Year 2008:

We have assembled a remarkable group of talented people who together, it would seem, are capable of managing almost anything. We have fun doing it. It is an inspiring and useful endeavor, and we have a good market in which there is much room to grow. We have much for which to be grateful. We are excited to be a part of the growth and future success. It is an honor to serve this tradition, this institution. We look forward to your continued ownership and support and sharing of the profits of our enterprise as the ultimate goal of this institution as we focus upon the mission of "banking this community" for the benefit of all and each of our constituents.

Very truly yours,

George W. Hamlin, IV
President and CEO

CANANDAIGUA NATIONAL CORPORATION

72 South Main Street
Canandaigua, New York 14424
Phone: 585-394-4260 or
1-800-724-2621
Fax: 585-394-4001
Internet: www.cnbank.com

2008 Annual Report

Table of Contents

Annual Meeting:

The Annual Meeting of Shareholders will be held at the Main Office of The Canandaigua National Bank and Trust Company, 72 South Main Street, Canandaigua, NY, 14424, March 11, 2009, at 1:00 p.m.

Form 10-K:

Copies of the Corporation's Form 10-K Annual Report and the Company's Code of Conduct are available without charge to shareholders upon written request to: Robert G. Sheridan, Secretary, 72 South Main Street, Canandaigua, New York 14424.

Forward-Looking Statements

This report, including information incorporated by reference, contains, and future filings by Canandaigua National Corporation on Form 10-K, 10-Q and 8-K and future oral and written statements, press releases, and letters to shareholders by Canandaigua National Corporation and its management may contain, certain "forward-looking statements" intended to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. When used or incorporated by reference in the Company's disclosures and documents, the words "anticipate," "believe," "contemplate," "estimate," "expect," "foresee," "project," "target," "goal," "budget" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act. Such forward-looking statements are subject to certain risks discussed within this document. These forward-looking statements are based on currently available financial, economic, and competitive data and management's views and assumptions regarding future events. These forward-looking statements are inherently uncertain, so should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, projected, targeted, or budgeted. These forward-looking statements speak only as of the date of the document. We expressly disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein. We must caution readers not to place undue reliance on any of these forward-looking statements.

We present below a summary of selected financial highlights to help you see a snapshot of our performance for the past five years. This and all information concerning our financial performance should be read in conjunction with the following Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as the Consolidated Financial Statements and Notes thereto. These sections help to provide context for the information you see here.

Financial Highlights
(Dollars in thousands except per share data)

	2008	% Change	2007	2006	2005	2004
Income Statement Information:						
Net interest income	$ 47,485	15.9 %	40,976	39,700	38,957	36,210
Provision for loan losses	3,805	60.2 %	2,375	1,831	2,087	1,680
Other income	22,454	41.8 %	15,834	14,071	12,473	12,303
Operating expenses	47,243	26.7 %	37,297	35,790	33,860	32,321
Income taxes	4,958	5.9 %	4,680	4,244	4,258	3,913
Net income	13,933	11.8 %	12,458	11,906	11,225	10,599
Balance Sheet Data:						
Total investments[1]	$ 261,149	(3.3)%	269,990	252,824	219,273	203,860
Total loans, net	1,076,620	18.2 %	910,870	844,656	770,853	669,873
Total assets	1,419,037	13.0 %	1,256,349	1,205,895	1,071,832	974,757
Total deposits	1,228,907	15.9 %	1,060,533	1,059,348	967,124	877,141
Total borrowings[2]	77,406	(17.6)%	93,909	52,226	21,107	21,102
Total stockholders' equity	100,438	8.9 %	92,208	83,559	76,539	70,173
Average assets	1,329,056	8.1 %	1,229,664	1,123,515	1,017,116	938,421
Average stockholders' equity	95,004	10.5 %	85,962	77,839	72,248	63,810
Assets Under Administration:[3]						
Book value (cost basis)	$ 1,573,960	52.11 %	1,034,737	900,709	752,939	683,033
Market value	1,450,021	21.54 %	1,193,068	1,078,669	870,856	812,953
Per Share Data:						
Net income, basic	$ 29.44	12.5 %	26.16	24.89	23.39	22.14
Net income, diluted	$ 28.94	12.8 %	25.65	24.30	22.74	21.09
Cash dividends	$ 9.00	12.5 %	8.00	7.00	6.05	5.30
Book value	$ 212.86	9.5 %	194.42	175.32	159.48	145.83
Closing stock price[4]	$ 315.91	(2.7)%	324.66	340.18	360.28	361.01
Weighted average shares - diluted	481,511	(0.9)%	485,718	489,886	493,629	502,592
Other ratios:						
Return on average assets	1.05%	3.5 %	1.01%	1.06%	1.10%	1.13%
Return on average equity	14.67%	1.2 %	14.49%	15.30%	15.54%	16.61%
Return on beginning equity	15.11%	1.4 %	14.91%	15.56%	16.00%	17.21%
Dividend payout	31.10%	(0.3)%	31.19%	28.81%	26.61%	25.13%
Average equity to average assets	7.15%	2.3 %	6.99%	6.93%	7.10%	6.80%
Net interest margin	4.10%	8.8 %	3.77%	3.97%	4.35%	4.43%
Efficiency[5]	66.08%	1.1 %	65.34%	66.48%	65.84%	66.62%
Employees (year end):						
Actual	430	11.4 %	386	378	360	353
Full-time equivalent	363	9.7 %	331	324	311	302

[1] Includes the Company's investment in Federal Reserve Bank stock and Federal Home Loan Bank stock.

[2] Includes junior subordinated debentures.

[3] These assets are held in a fiduciary or agency capacity for clients and are not included in our balance sheet. Beginning in 2008, the figures include GVT's assets under administration.

[4] The Company's stock is not actively traded. In addition, it is not listed with a national securities exchange. Due to the limited number of transactions, the closing stock price may not be indicative of the actual market value of the Company's stock.

[5] Operating expenses, exclusive of intangible amortization, divided by total revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Management Discussion and Analysis (MD&A) is intended to provide, in one section, historical and prospective material disclosure enabling investors and other users to assess the financial condition and results of operations of the Company, with particular emphasis on our prospects for the future. It is intended to give you an opportunity to look through the eyes of your Company's management (we/us) by providing both a short-term and long-term analysis of our business. On the following pages, we will discuss the dynamics of our business and analyze our financial information through text and tables. (Dollar and percentage changes are calculated before rounding.)

Throughout this and other documents we prepare from time to time, we include our predictions (or "forward-looking information"). Of course, any discussion of the future is subject to many risks and uncertainties, and, while we seek ways to manage these risks and develop programs to control those we can, we ultimately cannot predict the future. Our actual results may differ materially from those indicated by our forward-looking statements. A number of the most significant risks and uncertainties affecting our business are enumerated below.

- The strength of the United States economy in general and the strength of the local economy in particular; general economic conditions, either nationally or locally could be less favorable than expected, resulting in, for example, a deterioration in credit quality of assets;
- The effects of and changes in United States trade, monetary, and fiscal policies and laws, including and most importantly, the interest rate policy of the Federal Open Market Committee (FOMC) of the Federal Reserve Board, which can have an immediate and significant impact on earnings, and provisions of the Emergency Economic Stabilization Act of 2008 Troubled Asset Relief Capital Purchase Program (TARP CPP);
- The impact of changes in laws and regulations governing financial services and public companies, including laws, regulations, and rules concerning taxes, accounting, auditing and reporting standards;
- The cost of compliance with governmental regulations;
- The impact of technological changes;
- The development of new products, their competitiveness, and their acceptance by customers;
- Changes in commercial and consumer spending and saving habits;
- Changes in demographics within the Company's market area;
- The commission of fraud by customers and non-customers against the Company; and
- Our success in managing these risks.

OVERVIEW

Financial services organizations across the country have announced extraordinarily large losses in their fiscal fourth quarter, and in many cases for their entire year. These losses resulted from both substantial additions to their loan loss provision and massive write-downs of investment securities due to market conditions and fears of further bank failures. Though our provision for loan losses increased for the year, it was due to a doubling of loan originations over 2007 as your Company and Bank continued to lend in what was described as a tight credit market. We, too, had a security write-downs totaling $0.7 million, and we now carry these bonds at $0.4 million. The balance of these securities is minor, representing less than one-quarter of one percent of our entire investment securities portfolio.

The decisions we made over the last few years in the areas of credit underwriting, securities selection, product promotion and development and technology and infrastructure investments served you, the shareholder very well, along with our community, our customers and our employees. Net income has grown in excess of 31% over a five-year period, your dividend has grown nearly 70% during this same period, and your book value per share has grown more than 45%. For our customers and community, we have expanded the number of banking offices to 22 by year-end 2008, will open an office in Sarasota Florida in early 2009, have acquired a money management firm - Genesee Valley Trust Company (GVT), and a firm's investment management accounts - Greentree Capital Management (GCM). Our employees now are 430 strong, an increase of over 100 in five years.

Mr. Hamlin's message to shareholders provides a further overview of the Company's 2008 results. He includes a discussion of the economy, the banking industry, the regulatory environment, and their impact on the Company.

RESULTS OF OPERATIONS

For the year ended December 31, 2008, we reported net income of $13.9 million compared to $12.5 million for the year ended December 31, 2007, and $11.9 million for the year ended December 31, 2006. Diluted earnings per share for each of these years were $28.94, $25.65, and $24.30, respectively. The major components of these results, which include net interest income, provision for loan losses, other income, operating expenses, and income taxes, are discussed below.

Net interest income

Net interest income is the difference between the interest and dividend income earned on loans and investments and the interest expense paid on deposits and borrowings. Net interest income is the Company's principal source of earnings. Net interest income is affected by a number of factors, including the level, pricing and maturity of interest-earning assets and interest-bearing liabilities, interest rate fluctuations and asset quality, as well as general economic conditions and regulatory policies.

For 2008, we anticipated asset yields to fall in connection with the Federal Open Market Committee (FOMC) of the Federal Reserve Board lowering the target federal funds rate early in the year. While this would allow us to lower our interest costs, it also would have a negative impact on asset yields, with rates on variable-rate and adjustable-rate loans falling and new loans originated at lower rates than those maturing. Concurrently, we anticipated modest net asset growth, so notwithstanding a drop in rates, increased volume would make up the difference, leading to higher year-over-year net interest income.

Our predictions were accurate, but did not play out quite as we had planned. We experienced an increase in net interest income in excess of 16%, which came primarily on a combination of loan volume growth and liability rate reductions. As the country's financial stresses progressed into 2008, the FOMC continued to slash the target federal funds rate from 4.25% at January 1, 2008, to a range of 0.00% to 0.25% (one quarter of one percent) by the end of 2008. During this same period, particularly after the first quarter of 2008, large banks, finance companies and other non-bank companies dramatically scaled back their lending operations in an effort to shore up their capital which was quickly eroding due to massive loan and investment losses. This allowed our Company to expand our lending at rates and terms consistent with sound credit underwriting and at rates supportive of long-term profitability.

For 2008, tax-equivalent net interest income grew $7.2 million or 16.5%. Contributing to this increase was a $79.8 million (6.9%) increase in average earning assets, and an $80.8 million (8.2%) increase in average interest-bearing liabilities. During the year, the tax-equivalent yield on earning assets fell 51 basis points to 6.21%, while the cost of interest-bearing liabilities fell an even greater 104 basis points to 2.46%. The combination of these reductions led to a 53 basis point improvement in net interest spread (the difference between rates earned and rates paid). Furthermore, net interest margin (net interest income divided by average earning assets, or balance sheet profit margin) improved 33 basis points to 4.10%. The two following tables analyze the components of net interest income.

As we look to 2009, we believe we have further opportunity to lower our liability rates, but not at the level we experienced in 2008. Most of the reduction will come through maturing time deposits, and to a lesser extent, modest reductions in savings and money market rates. While we believe this is possible to manage, should large and newly licensed banks, formerly operating as investment companies, aggressively price deposits to win market share, our ability to lower our liability costs will be weakened. Consistent with overall market rate decreases, we do expect loan yields to continue to fall in 2009. Already in January we have lowered our rates in all product categories. We also expect investment yields to fall as the credit markets for municipal obligations are beginning to strengthen. Considering these complicated combinations, and future FOMC actions, we expect net interest income to rise in 2009 over 2008, but we expect little change in the net interest spread or net interest margin.

It is difficult to predict the next move of the FOMC, but we believe they will hold rates steady in the near term, as further reductions are nearly impossible with the target rate already close to zero. We expect the FOMC will use other means to keep rates low through managing the sale and purchase of US Treasury securities on the open market. Should the economy show signs of strength later in the year, we do anticipate they will raise the target rate to ensure inflation remains controlled. In the Interest Rate Risk Management section, we discuss the tools we use to manage interest rate risk.

Looking back to 2007: In that year, tax-equivalent net interest income grew $1.6 million or 3.7%, due to a 9.3% increase in average earning assets, and offset by a 10.4% increase in average interest-bearing liabilities. For 2007, both spread and margin declined due to a substantially larger increase in interest-bearing liabilities' costs versus earning assets' yields, driven mainly by the impact of the prior year's market rate increases.

The following table provides additional details of net interest income and shows average balances, tax-equivalent interest earned or paid, and average rates for the years ended December 31, 2008, 2007, and 2006. Taxable securities include the Company's required investments in Federal Reserve Bank Stock and Federal Home Loan Bank Stock. The mark-to-market adjustments on securities available for sale are included in non-interest-earning assets. Nonaccrual loans are included in the average balances of loans. Non-interest-bearing demand deposit accounts are included in non-interest-bearing liabilities. Borrowings include junior subordinated debentures. Tax-exempt interest includes a tax equivalency adjustment of $3,447,000 in 2008, $2,757,000 in 2007, and $2,471,000 in 2006. A marginal federal income tax rate of 35% was applied in each year. Interest on loans includes a deduction for net deferred loan costs of $1,812,000 in 2008, $1,195,000 in 2007, and $1,519,000 in 2006 (dollars in thousands).

	2008			2007			2006		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets									
Interest-earning assets:									
Interest-bearing deposits with others	$ 2,232	$ 101	4.53%	$ 4,315	$ 205	4.75%	$ 2,304	$ 89	3.86%
Federal funds sold	7,677	219	2.85	32,915	1,725	5.24	22,867	1,153	5.04
Securities:									
Taxable	45,182	2,277	5.04	89,644	4,242	4.73	82,015	3,834	4.67
Tax-exempt	208,833	10,542	5.05	168,851	8,721	5.17	151,561	7,718	5.09
Loans, net	977,332	63,934	6.54	865,739	63,152	7.29	803,664	56,986	7.09
Total interest-earning assets	1,241,256	77,073	6.21	1,161,464	78,045	6.72	1,062,411	69,780	6.57
Non-interest-earning assets	87,800			68,200			61,104		
Total assets	$ 1,329,056			$1,229,664			$1,123,515		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand	$ 108,386	269	0.25%	$ 103,485	179	0.17%	$ 103,611	164	0.16%
Savings and money market	448,166	6,527	1.46	375,296	8,670	2.31	365,996	7,772	2.12
Time deposits	420,081	15,258	3.63	452,809	21,856	4.83	380,266	16,447	4.33
Borrowings	84,479	4,087	4.84	48,759	3,607	7.40	38,159	3,226	8.45
Total interest-bearing liabilities	1,061,112	26,141	2.46	980,349	34,312	3.50	888,032	27,609	3.11
Non-interest-bearing liabilities	172,940			163,353			157,644		
Stockholders' equity	95,004			85,962			77,839		
Total liabilities and stockholders' equity	$ 1,329,056			$1,229,664			$1,123,515		
Interest rate spread			3.75%			3.22%			3.46%
Net interest margin		$ 50,932	4.10%		$ 43,733	3.77%		$ 42,171	3.97%

The rate/volume analysis below is meant to show separately the relative contribution that changes in rates and in volume have on total net interest income year over year. By looking at these components separately, we can identify the sources from which revenue growth arises - changes in balances or changes in rates. Because each component requires different management techniques, for example: customer demand in the case of balances, and market interest rate changes in the case of rates, separating them gives us a clearer view for analyzing our results. In deriving the information, volume changes are computed by multiplying the volume difference by the prior year's rate. Rate changes are computed by multiplying the rate difference by the prior year's balance. The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the dollar amounts of the change in each.

	2008 compared to 2007 Increase/(decrease) Due to change in			2007 compared to 2006 Increase/(decrease) Due to change in		
	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:						
Interest-bearing deposits with others	$ (95)	(9)	(104)	$ 92	24	116
Federal funds sold	(945)	(561)	(1,506)	525	47	572
Securities, taxable	(2,225)	260	(1,965)	360	48	408
Securities, tax-exempt	2,022	(201)	1,821	892	111	1,003
Loans, net	7,674	(6,892)	782	4,494	1,672	6,166
Total	6,431	(7,403)	(972)	6,363	1,902	8,265
Interest-bearing liabilities:						
Interest-bearing demand	9	81	90	-	15	15
Savings and money market	1,469	(3,612)	(2,143)	201	697	898
Time deposits	(1,491)	(5,107)	(6,598)	3,364	2,045	5,409
Borrowings	2,021	(1,541)	480	819	(438)	381
Total	2,008	(10,179)	(8,171)	4,384	2,319	6,703
Net change	$ 4,423	2,776	7,199	$ 1,979	(417)	1,562

Provision for Loan Losses

The provision for loan losses (a charge to earnings) in each period is a result of our judgment about the credit quality of the Company's assets. We present a detailed discussion and analysis in a following section entitled "Loan Loss Experience and Allowance for Loan Losses."

Other Income

Other income is an important and growing component of our total revenue, accounting for approximately 32%, up from 28% in 2007. It is composed mainly of revenues from: (a) service charges on deposit accounts, (b) trust and investment services, and (c) mortgage banking. For the year ended December 31, 2008, other income increased $6.6 million or 41.8% from 2007, and for the year ended December 31, 2007, other income increased $1.8 million or 12.5% from 2006.

Service charges on deposit accounts increased 22.1% in 2008 from 2007, attributable to increases in our fees charged, increased transaction volume, and increased revenues for electronic transaction services (debit card and payment processing). Service charges on deposit accounts rose 8.6% in 2007 from 2006, attributable to increased transaction volume and, more significantly, an increase in revenues for certain electronic transaction services. Looking to 2009, we anticipate this income category to grow at a rate closer to 2007's due to increased transaction volume in combination with the roll-out of new products and services.

Trust and investment services income is earned based upon the market value of assets under our administration. Income is further dependent upon the services we provide (managed or custodial) and the mix of assets underlying the accounts - stock, bonds, and money markets. This income increased $5.1 million or 91.9% in 2008 from 2007 ($1.1 million and 22.9% in 2007 over 2006). On January 2, 2008, we completed our acquisition of Genesee Valley Trust Company (GVT) which increased the market value of our assets under administration by $615 million. During the year, we continued to increase sales to clients, which was reflected in the book value (clients' cost basis) of assets under administration. Furthermore, on December 31, 2008, we completed the acquisition of several personal trust and investment management accounts from Greentree Capital Management, LLC (GCM). We had formerly been GCM's custodian, so while our total assets under administration did not increase from this acquisition, our per-account fees will as revenues will be derived from asset management services instead of custodial services. The table below presents information about period-end balances of assets under administration and the related income for the respective years (dollars in thousands).

	2008	2007	2006	2005
Book value of assets under administration	$1,573,960	1,034,737	900,709	752,939
Market value of assets under administration	$1,450,021	1,193,068	1,078,669	870,856
Trust and investment income	$ 10,696	5,575	4,537	4,235

In 2005, we began a five-year program to substantially increase our assets under management. This plan included increased marketing initiatives, new product development and sales, and a review of fees charged. The plan focused on the population in our market area, including individuals, for-profit businesses, and not-for-profit entities. As is seen in the table above, these initiatives, in combination with our acquisitions in 2006 and 2008, have resulted in substantial growth in assets under administration and related income. Since the end of 2005, the book value of assets under administration (our measure of client growth) has increased $821.0 million or 109%.

During these years since 2005, the market value of assets under administration has grown $579.2 million or 66.5%. Through 2007, the growth in market value had equaled or exceeded the growth in book value. However, in 2008, the equity markets fell in excess of 40%, negatively impacting the growth trend in the market value of assets. By year-end 2008, the market value of assets had fallen below their book value. This led to a decline in quarterly revenue in the fourth quarter of 2008 versus the third quarter of 2008. For 2009, we expect total revenue to be close to 2008's, assuming the markets reverse their January 2009 downward trend. Should the markets continue to fall, we will experience a year-over-year decline in trust and investment income.

In our 2006 Annual Report we discussed our opportunity to expand our services by opening an out-of-state office. In early 2009, we applied to the Office of the Comptroller of the Currency to form a wholly owned limited-service trust bank subsidiary of the Company with legal situs in the State of Florida, and we expect to open a trust and investment services office in Sarasota in March 2009. To counteract the adverse tax structure in New York State and allow clients to take advantage of potentially significant tax savings from establishing trusts in jurisdictions with laws favorable to the tax positions of wealthy clients, financial advisors are encouraging their wealthy clients to establish or change New York *situs* trust agreements: (1) to appoint non-New York State domiciliary trustees; or (2) to establish new trust agreements with a non-New York *situs* and a non-New York State domiciliary trustee. In many instances, financial advisors are recommending that clients establish personal residency in another more tax-favorable jurisdiction. The potential tax advantages are derived from: (1) the ability to have income retained in a trust and capital gains realized in the trust be exempt from taxation in New York as a result of the provisions of the New York State Tax law; (2) the ability to avoid the New York State Estate Tax which was de-coupled from the Federal Estate Tax following the passage of the Economic Growth And Tax Relief Reconciliation Act of 2001; and, (3) the abolition or significant relaxation of the Rule Against Perpetuities by many states, other than New York, which permits the establishment of "dynasty trusts." We have a number of clients who reside in Florida for substantial parts of the year, many of whom have established Florida residency, and these clients will be benefited by our actions.

Mortgage banking income is our third most important source of other income and is comprised of the net gain on sale of mortgage loans and mortgage servicing income. Our residential mortgage originations are handled through our wholly owned subsidiary, CNB Mortgage Company (CNB Mortgage), where its results are primarily reflected in the net gain on sale of mortgage loans. The line item increased 4.6% in 2008 and held steady in 2007 from 2006.

We typically sell long-term, non-callable, fixed-rate residential mortgages with loan-to-value ratios less than 85% to the Federal Home Loan Mortgage Corporation (Freddie Mac) to: (1) provide mortgage financing to homeowners we could not otherwise accommodate, primarily due to our inability to fund the high demand for these loans with local deposits, and (2) to reduce our long-term interest rate risk. However, we continue to service these loans locally with our staff. Generally, residential mortgage loans with an original loan-to-value ratio greater than 85%, and loans requiring escrow services are sold with servicing released to third parties.

The revenue generated by CNB Mortgage is dependent upon the volume of loans originated. This volume is composed of purchase money loans (loans to purchase a property) and refinance loans (loans that change the terms of an already existing loan). CNB Mortgage generally must originate approximately $85 million to $95 million to break even based on its current operating expense structure. During years without a refinance boom, the Company is more dependent upon purchase money mortgages. During early 2008, we experienced substantial growth in refinance mortgages relative to the prior year, and again in the fourth quarter of 2008 we saw a resurgence of refinance mortgage originations, which has carried to the first quarter of 2009. We expect CNB Mortgage's profitability and resulting gain on sales of mortgages in 2009 to approximate 2008's. However, should refinancing carry into future quarters, 2009's profitability may be substantially higher than 2008's. The amount of loans that are retained by the Bank is dependent upon the rates and terms of the mortgages. Generally, the Bank retains loans with interest rates of 5.00% or above and with maturities or call dates of ten years or less. For the years ended December 31, 2008, 2007, and 2006, CNB Mortgage originated the following types of loans (dollars in thousands):

	2008	2007	2006
Purchase money mortgages	$ 92,246	93,298	93,272
Refinance mortgages	55,340	42,148	27,851
Total mortgage originations	$ 147,586	135,446	121,123
Of which:			
Sold to third parties	$ 73,425	74,877	76,717
Sold to Bank	$ 74,161	60,569	44,406
Percentage of total sold to Bank	50.2%	44.8%	36.7%

Showing declines in both 2008 and 2007 was net mortgage servicing income, which is composed primarily of service fees earned on loans sold to Freddie Mac, but serviced by us, and service fees we earn on commercial loan participations. We generally earn servicing fees equal to 25 basis points (1/4 of 1.00%) of the loan balances outstanding. The decline was caused by lower overall serviced loans and higher amortization of mortgage servicing rights. We discuss mortgage servicing rights in greater detail in Note 6 to the Consolidated Financial Statements. We expect loans serviced for Freddie Mac to decline in 2009 and participation loans to increase. Mortgage servicing income will decrease. However, this could change depending upon the amount of loans we choose to sell to Freddie Mac. (Residential loans sold to Freddie Mac and commercial loan participations are not included in the consolidated balance sheet.) At each of the three years ended December 31, 2008, 2007, and 2006, we were servicing the following types of loans (dollars in thousands):

	2008	2007	2006
Residential mortgages (sold to Freddie Mac)	$ 265,885	277,774	297,652
Commercial loans and mortgages (participations sold)	97,390	98,472	77,887
Total loans serviced for others	$ 363,275	376,246	375,539

In 2008, we experienced a $0.7 million loss on the write-down of securities, which are in the form of a collateralized debt obligation. Net of this write-down, we hold approximately $0.4 million of these securities with an original cost basis of $1.2 million, accounting for less than one-quarter of one percent of our total securities. These securities are backed by debt obligations of a pool of banks (pooled trust preferred). Because of the debt market's upheaval and the fear of additional bank failures, the market value of these securities had fallen sharply. There has been no reduction in our cash receipts (interest) on these securities; that is, they are current as to principal and interest. However, the collateral underlying the pooled trust preferred has diminished due to debt defaults and interest deferrals of some of the banks. We analyzed the expected underlying cash flows and the ability of the collateral to produce sufficient cash flows to support future principal and interest payments. Our analysis indicated these cash flows would be insufficient and accordingly, we wrote down these pooled trust preferreds by $0.7 million during the third quarter of 2008 to their estimated fair value. No additional impairment charges were needed at December 31, 2008. However, additional bank defaults or interest deferrals may occur; therefore, further write-downs could be necessary if projected cash flows decline.

All other sources of other income increased $0.6 million in 2008 from 2007 and increased $0.2 million in 2007 from 2006. The increase in 2008 was due to a $0.3 million insurance recovery in March 2008, and a $0.2 million multi-year contract settlement with a vendor. The increase in 2007 was primarily due to higher earnings from non-marketable investments, higher loan-related fees, and ATM fees. We expect 2009's other income to be substantially lower than 2008's other income, since the insurance recovery and contract settlement will not recur.

<u>**Operating Expenses**</u>

In 2008, operating expenses increased $9.9 million or 26.7% over 2007, and in 2007 increased $1.5 million or 4.2% over 2006. Half of the increase in 2008, or $5.0 million, was due to operating expenses of GVT, which were not included in prior years' financial statements. Exclusive of GVT's impact, the most significant increase in these years came in salaries and employee benefits and was attributable to increased staffing and incumbent raises. Smaller increases in other categories reflect our continued growth in our operations and expansion in Monroe County. For 2009, we expect further increases in all operating expenses from a number of initiatives, including the addition of staff from GCM, the full-year impact of the opening of our new full-service banking office in Henrietta and the trust office in Sarasota, Florida.

Substantially all of the non-GVT increase in salaries in 2008 and 2007 was due to wage increases and new staff, and we expect a similar increase in 2009. Total salary and benefit costs of GVT were $2.0 million in 2008. Overall total benefit costs for the years 2006 through 2008 were lower than anticipated. The decline in our stock price resulted in a lower than expected accrual for our stock-based compensation plans. As seen in Note 14 to the Consolidated Financial Statements, these expenses have been modest compared to the $429,000 expense in 2005. If our stock price increases in 2009, we would expect relatedly higher stock-based compensation expenses.

Occupancy expenses increased $0.6 million in 2008 over 2007 with $0.2 million due to GVT. These expenses were relatively flat for 2007 and 2006. Most of 2008's increase exclusive of GVT was due to higher rent expense associated with our new Henrietta and Sarasota offices along with rent expense resulting from our branch sale-leaseback transaction in June 2008. (Please also see Notes 5 and 15 to the Consolidated Financial Statements.) Occupancy expenses can fluctuate depending upon growth in the Company and the timing of when we make expenditures. General growth in the Company's operations will result in higher occupancy expenses due to greater purchases and year-over-year cost increases due to inflation. However, the timing of purchases and the age of equipment will impact depreciation expense, which will diminish after the depreciation period expires, even if the equipment is still being used.

In 2009, we will see higher relative operating expenses due to the full-year impact of the new offices and sale-leaseback transaction. We will also continue to make physical improvement investments in our branch network and related equipment.

Marketing (advertising and promotion) and public relations (contributions and entertainment) expenses also increased in 2008 ($0.2 million), but remained relatively flat for 2007 and 2006. GVT accounts for $0.1 million of these expenses. As with occupancy expenses, some underlying expenses continue to grow with overall Company growth and inflation, while others fall due to the timing of expenditures. Included in public relations expenses are our contributions to community organizations which amounted to $248,000, $241,000, and $339,000 for 2008, 2007, and 2006, respectively. We expect marketing and public relations expenses will be higher in 2009 due to overall franchise growth.

Office-related expenses, as well as technology-related expenses rose in 2008 principally from additional expenses associated with franchise growth, including the impact of GVT, while in 2007 and 2006, these expenses remained relatively flat. We experienced a substantial increase in professional and other services expenses in 2008 ($2.2 million) with $1.5 million due to subadvisor fees paid by GVT, and the remainder due to other professional fees related to a variety of product-related programs and services. For 2009 these expenses should be relatively flat.

Intangible amortization expense increased $0.9 million in 2008 from 2007 and $0.1 million in 2007 from 2006. The increase in 2008 is related to the acquisition of GVT. The combination of all recent acquisitions will result in amortization expense approximating $1.0 million annually for the next few years.

We experienced a six-fold increase in FDIC insurance expenses in 2008 from 2007 and 2006 levels. For 2009, we expect FDIC premiums to cost us $1.5 million, or double 2008's level. The FDIC has raised insurance premiums to cover substantial losses incurred by the Fund due to bank failures of 2008 and anticipated bank failures in 2009. Adding to our increase in 2008 was the utilization of prior year's premium credits in 2007. We regret these premium increases for several reasons: (1) They come at a time when banks are working to increase their capital levels through retained earnings and other programs. Rising expenses lowers profits, thus retained earnings; (2) Your Bank has strong capital, strong earnings and has shown its capacity to weather the current financial crises. However, banks, not U.S. taxpayers, have to pay for the losses of the weaker banks; (3) While already high, these premiums are not likely be sufficient to pay for past and future bank losses, as well as the addition of many new insured deposits following the regulators' bank licensure of several formerly non-bank financial institutions. Premiums paid by the Bank for these will likely remain high for several years.

All other operating expenses grew in 2008 from 2007 and were flat for 2007 and 2006. The 2008 increase was driven by overall franchise growth and inflation. For 2009, we expect to see a moderation of expense growth.

Income Taxes

Our effective income tax rate was approximately 26.2%, 27.3% and 26.3% in each of the past three years. These effective rates differ substantially from our marginal rate of about 39%, mainly due to our significant non-taxable interest income from state and municipal obligations. A full detail of these amounts can be found in Note 10 to the Consolidated Financial Statements. We anticipate our 2009 effective tax rate will be in the 26% to 28% range and is mostly dependent upon the amount of non-taxable interest income we earn in proportion to taxable income, as well as the fiscal policy of New York State and the U.S. Government.

FINANCIAL CONDITION

As of December 31, 2008, total assets of the Company were $1,419.0 million, up from $1,256.3 million at year-end 2007. Most of the increase occurred in the loan portfolio. Asset increases were funded by deposit inflows, which grew steadily in 2008 and at an increasing pace later in the year as customers sought the safety of community banks.

Cash and due from banks, including interest-bearing accounts, decreased $9.3 million to $29.1 million, principally from higher in-transit customer transaction balances on the last day of 2007 compared to 2008. While this balance can fluctuate from day to day, depending upon customer transactions, we expect it to range between $25 million and $40 million on average. While endeavoring to maintain a sufficient supply of cash for our customers' needs, we also strive to minimize the amount of physical cash on hand, since this is a non-interest earning asset.

Interest-bearing accounts with other financial institutions rose $1.0 million in 2008 and is due to higher cash collateral pledged for the Company's interest rate swap agreement. You can read more about this agreement in Note 9 of the Consolidated Financial Statements.

We had no federal funds sold at either year-end 2008 or 2007, but did carry a balance at differing times throughout these years. These balances generally reflect liquidity (cash) not invested in securities or loans. These balances are managed on a daily basis by representatives of our Asset / Liability Management Committee (ALCO). This liquidity is used to manage daily cash inflows and outflows from deposits and loans. Our target for these combined balances is $5 million to $20 million, but day-to-day balances will fluctuate. During 2008, we averaged about $7.7 million, compared to $32.9 million in 2007. This was lower than our target in 2008 as local demand for loans was higher than the amount deposits were increasing. Therefore, we liquidated most of our federal funds sold and increased borrowings to enable us to continue funding the credit needs of our community. For 2009, we expect federal funds sold balances to return to our target range.

In December 2007, we experienced a significant outflow of municipal deposits, which depleted our federal funds sold position and resulted in short-term borrowings.   During the last half of 2007, large national and international banks found it increasingly more difficult and expensive to obtain liquidity in the money markets, because of their exposure to the subprime mortgage market and their multi-billion dollar securities writeoffs. In order to raise liquidity to strengthen their balance sheets at year end, they generated funds by paying very high interest rates on municipal deposits. These rates were higher than our cost to borrow the funds from the Federal Home Loan Bank of New York. Accordingly, we supplemented our funding with lower cost overnight borrowings, rather than higher cost municipal deposits. By the end of January 2008, these banks lowered their rates to more reasonable levels, the municipal deposits flowed back into the Company, and much of the overnight borrowings were paid off.

Net premises and equipment fell $2.2 million in 2008 from 2007, principally due to the branch sale-leaseback transaction. In June 2008, the Company completed the sale and subsequent lease-back of six banking offices. Total proceeds from the sale amounted to $5,460,000. The carrying value and transaction costs totaled $4,013,000. During each of the past few years, we have annually invested approximately $2.0 million in premises and equipment, mostly for office improvements and technology upgrades. In 2008, we invested nearly $4.0 million, which included new offices in Henrietta, NY and Sarasota, FL. Though we have no firm commitments, we anticipate investing up to $5.0 million in 2009, of which approximately $2.0 million will again be used for facility renovations, equipment replacements and computer hardware purchases. Another $3.0 million will be invested in planned new offices in Rochester, Greece and Webster, all of which are in the design phase. These investments have been, and will be, funded from current operating cash flow.

A more detailed discussion of the Company's principal interest-earning assets (securities and loans), and interest-bearing liabilities (deposits and borrowings), follows.

Securities Portfolio

We maintain our portfolio of (investment) securities mostly in U.S. Treasury, U.S. agency, and municipal obligations. We invest in securities with short to intermediate average maturities in order to better match the interest rate sensitivities of our assets and liabilities. You can find more information about the carrying value of our securities at December 31, 2008, 2007, and 2006, in Note 3 to the Consolidated Financial Statements.

Investment decisions are made within policy guidelines established by our Board of Directors. The investment policy is based on and supplements the Bank's Interest Rate Risk and Funds Management Policy (ALCO Policy), also established by our Board. Together these policies set financial and investment goals, which direct investment in all assets, including securities. The investment policy states that "... the Company shall invest funds not needed for local loans and mortgages in United States Government Bonds, United States Agency Bonds, Municipal Bonds, Corporate Obligations, and Money Market Instruments. The goal of the investment portfolio shall be to provide sufficient safety and liquidity in order to help meet the Company's needs and to produce income for the Company consistent with the safety features of quality, maturity, marketability, and risk diversification." The investment policy further limits total investments to no more than 40% of total Company assets. There are additional limits on asset classes (U.S. Treasury, U.S. Agency, etc.), issuers, ratings and maturities. Allowed within our policy are securities hedging activities, interest rate risk swaps, and other programs involving the use of off-balance-sheet derivatives.

We classify securities as either "available for sale" or "held to maturity." The classifications result in differing management and accounting treatments. Securities "available for sale" are used to absorb our available liquidity not used for lending purposes. These securities may or may not be held to their stated maturity, as demand for loan and deposit in- and out-flows change. Securities which we have both the ability and intent to hold to maturity are classified as "held-to-maturity." Substantially all of these securities are pledged to collateralize municipal deposits. Municipalities in New York State are generally required to ensure deposits in excess of FDIC insurance limits are collateralized by eligible securities.

During 2008, total investment securities declined $8.8 million. Similar to the reason discussed with federal funds sold, above, we used funds from our maturing and called investments to make new loans in our community. Concurrently, we retained a sufficient amount of investment securities to support the collateralization of the communities' funds in the form of municipal deposits. At December 31, 2008, about 70% of our investment portfolio was used to collateralize these deposits. These deposits, in turn, are used to purchase securities of local municipalities, thereby recycling local deposits within our communities. Other securities consist mainly of high-grade corporate bonds and other local investments. We will vary the mix of taxable and tax-exempt securities from time to time depending upon the amount of our taxable income, the securities' tax-equivalent yield, and the supply of high-grade, tax-exempt securities.

Because changes in the interest rate environment impact the market value (price or fair value) of securities and because market interest rates often differ from the rates at which securities were purchased, the underlying price of securities will change from time to time. The price of a security will move inversely to interest rates. So, generally, if market rates are higher than that of the security, the fair value of the security will be lower than our cost. On the other hand, if market rates are lower than those of the security, the fair value of the security will be higher than our cost. During 2008, treasury market rates declined steadily resulting in relatively higher market values for our securities than their cost, particularly for state and municipal obligations. We experienced a similar trend in 2007. If market rates remain relatively low in 2009 and move even lower than at year-end 2008, we can expect the fair value of the securities within the existing portfolio to remain above cost. We can expect the opposite to occur in future years. We will buy lower-rate securities in 2009, and as market rates rise, the fair value of these securities may fall below their cost. Notwithstanding the lower rate environment, even at December 31, 2008, the fair value of some individual securities remained below cost, as more fully discussed in Note 3 to the Consolidated Financial Statements. However, with the exception of a bank-trust preferred security, none of these securities was considered to be other than temporarily impaired, requiring a write-down of carrying value in the income statement.

Securities available for sale are carried at estimated fair value. In addition, all securities are evaluated for "other-than-temporary-impairment," which can result, as in 2008, in the write-down of securities to fair value with a resulting charge to earnings. The valuation of securities can involve a significant amount of judgment, particularly when liquid markets do not exist for the security being valued. We use quoted market prices to estimate fair value when an active market for the securities exist. However, when an observable liquid market does not exist, we utilize significant estimates and assumptions to estimate fair value. These valuations require the use of various assumptions, including among others, discount rates, expected cash flows, and default rates. The use of different assumptions from ours could produce significantly different results, which could have a material effect on our income statement. Because of the level of judgment involved, we consider the valuation of securities a critical accounting estimate. Note 3 to the Consolidated Financial Statements provides additional information about the fair value of securities.

In January 2009, a number of Federal Home Loan Bank districts (FHL banks) reported financial difficulties and risks to their minimum capital levels due to write-downs of private-label mortgage backed securities on their books. Some of these FHL banks have suspended their dividends and the repurchase of excess stock held by their member banks. We are a member of the Federal Home Loan Bank of New York (FHLBNY). The FHLBNY has not reported similar problems to the extent of the other banks. The FHLBNY dividends are current, and they have not announced plans to discontinue stock purchases. However, should they suffer similar financial difficulties, and should they cut the dividend or curtail stock purchases, we may need to write-down the value of our FHLBNY stock, which we carried at a cost of $2.0 million at December 31, 2008.

The following table summarizes the maturities and weighted average yields of debt securities available for sale and held to maturity at their carrying value at December 31, 2008. In this table, we do not reflect yields on a tax-equivalent basis. Our small balance in mortgage backed securities is reported at its final stated maturity, notwithstanding that principal is prepaid regularly, reducing its effective maturity. U.S. Agencies are obligations of U.S. government sponsored agencies (dollars in thousands).

	One Year or Less Amount	Yield	After One through Five Years Amount	Yield	After Five through Ten Years Amount	Yield	After Ten Years Amount	Yield
Available for Sale								
U.S. Agencies	$ 3,590	4.01%	7,206	4.24%	11,601	4.80 %	-	-%
State and municipal	3,514	3.47	51,215	3.64	17,187	3.96	-	-
Other	-	-	-	-	-	-	898	6.43
Total	$ 7,104	3.74%	58,421	3.71%	28,788	4.30 %	898	6.43%
Held to Maturity								
U.S. Treasury	$ 4,999	4.73%	-	-%	-	- %	-	-%
U.S. Agencies	-	-	-	-	12	8.00	-	-
State and municipal	31,665	3.20	92,417	3.85	30,962	3.95	1,143	4.62
Other	-	-	-	-	-	-	540	5.62
Total	$ 36,664	3.41%	92,417	3.85%	30,974	3.95 %	1,683	4.94%

Loans

What follows is a description of the types of loans we make and also a table of their balances. The Bank's loan policies establish the general parameters of the types of loans that are desirable, emphasizing cash flow and collateral coverage. Credit decisions are made at the Bank by officers who have extensive experience with commercial and consumer lending, helping to ensure thorough underwriting and sound credit decisions. We have commercial, consumer, and residential mortgage loan policies approved by our Board. These policies establish the lending authority of individual loan officers as well as the loan authority of the Bank's Officers Loan Committee (OLC). Certain of the Bank's executives each have loan authority up to $1,000,000 while other officers' lending authorities are $250,000 or less. A combination of officers and credit analysts can jointly approve certain loans up to $500,000 and OLC up to $4,000,000. Loans over that amount generally must be approved by the Board or a designated committee of the Board.

Loans are generally originated in our primary market area (Rochester Metropolitan Statistical Area [MSA]), but as a national bank, we can make loans to customers anywhere in the country. We use the same credit principles and guidelines for small, medium, and large credits. A borrower's cash flow, overall financial condition/capacity, character, and the collateral securing a loan are considered during the credit decision process. Specific emphasis is placed on the borrower's ability to generate cash sufficient to cover operations and financing costs when assessing the overall quality of a borrower's financial condition. The commercial loan policy imposes limits on loans to one borrower and any borrowing relationship, as well as concentrations of credit to particular industries. Federal banking regulations limit loans to one borrower (as defined) to 15% of the lending institution's regulatory capital. At December 31, 2008, this limit was approximately $18.8 million, and the Bank's largest committed borrowing relationship under these regulations was $12.8 million.

Commercial, Financial, and Agricultural Loans: These loans generally include term loans and lines of credit. Such loans are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisition of real estate, expansion and improvements) and equipment purchases. As a general practice, a collateral lien is placed on equipment or other assets owned by the borrower. These loans carry a higher risk than commercial real estate loans by the nature of the underlying collateral, which can be business assets such as equipment and accounts receivable. To reduce the risk, we attempt to secure real estate as collateral and obtain personal guarantees of the borrowers. To further reduce risk and enhance liquidity, these loans generally carry variable rates of interest, repricing in three- to five-year periods, and have a maturity of five years or less. Lines of credit generally have terms of one year or less and carry floating rates of interest (e.g., prime plus a margin).

Commercial Mortgages: We make commercial real estate loans to finance the purchase of real property which generally consists of real estate with completed structures. These commercial real estate loans are secured by first liens on the real estate, which may include apartments, commercial structures housing businesses, healthcare facilities, and other non-owner-occupied facilities. The loans typically have adjustable interest rates, repricing in three- to five-year periods, and require principal payments over a 10- to 25-year period. Many of these loans include call provisions within 10 to 15 years of their origination. Our underwriting analysis includes credit verification, independent appraisals, a review of the borrower's financial condition, and the underlying cash flows. These loans are typically originated in amounts of no more than 80% of appraised value of the property.

Residential Mortgages: We originate adjustable-rate and fixed-rate, one-to-four-family residential real estate loans collateralized by owner-occupied properties located in our market area. These loans are amortized over five to 30 years. Substantially all residential loans secured by first mortgage liens are originated by CNB Mortgage and sold to either the Bank or third-party investors. Generally, fixed-rate mortgage loans with a maturity or call date of ten years or less are retained in our portfolio. For longer term, fixed-rate residential mortgages without escrow, we retain the servicing, but sell the right to receive principal and interest to Freddie Mac. All loans not retained in the portfolio or sold to Freddie Mac are sold to unrelated third parties with servicing released. This practice allows us to manage interest rate risk, liquidity risk, and credit risk. From time to time, we may also purchase residential mortgage loans which are originated and serviced by third parties. In originating residential mortgage loans, we usually use secondary market underwriting, appraisal, and servicing guidelines. Loans on one-to-four-family residential real estate are mostly originated in amounts of no more than 85% of appraised value or have private mortgage insurance. Mortgage title insurance and hazard insurance are normally required.

We also make construction, home equity lines of credit, and second mortgages (loans secured by a second [junior] lien position on one-to-four-family residential real estate). These loans carry a higher risk than first mortgage residential loans as they are in a second position relating to collateral or secured by an incomplete dwelling in the case of construction loans. Risk is reduced through underwriting criteria, which include credit verification, appraisals, a review of the borrower's financial condition, and personal cash flows. A security interest, with title insurance when necessary, is taken in the underlying real estate.

Consumer Loans: We fund a variety of consumer loans, including direct and indirect automobile loans, recreational vehicle loans, boat loans, aircraft loans, home improvement loans, and personal loans (collateralized and uncollateralized). Most of these loans carry a fixed rate of interest with principal repayment terms typically ranging from one to ten years, based upon the nature of the collateral and the size of the loan. The majority of consumer loans are underwritten on a secured basis using the underlying collateral being financed or a customer's deposit account.

For all years, the loan portfolio was composed solely of domestic loans with their concentrations set forth in the schedule of loan classifications below. We are not aware of any material concentrations of credit risk to any industry or individual borrower. The following summary shows the classifications of loans by category as of the year end for the past five years.

Composition of Loan Portfolio
As of December 31,
(Dollars in thousands)

	2008	**2007**	**2006**	**2005**	**2004**
Commercial, financial, and agricultural	$ 205,818	194,395	188,518	167,750	151,343
Commercial mortgage	389,907	349,430	323,478	311,652	279,731
Residential mortgage - first lien	213,411	158,655	106,749	65,238	47,479
Residential mortgage - junior lien	75,971	69,407	67,871	59,758	56,492
Consumer					
Automobile - indirect	168,830	119,775	136,040	142,141	111,506
Other	25,999	21,767	23,075	24,077	22,401
Other	2,900	3,073	3,653	3,681	5,051
	1,082,836	916,502	849,384	774,297	674,003
Plus: Net deferred loan costs	5,776	4,047	4,313	4,542	3,085
Less: Allowance for loan losses	(11,992)	(9,679)	(9,041)	(7,986)	(7,215)
Loans, net	$ 1,076,620	910,870	844,656	770,853	669,873

Gross loans increased $166.3 million in 2008 with growth in all categories. Loan demand was robust in our market, particularly after the first quarter of 2008 when large banks and finance companies slowed their lending. Commercial loans increased $51.9 million mostly in real-estate secured loans, which we prefer due to their relatively stronger collateral backing. First lien residential mortgages continued to grow ($54.8 million in 2008), associated with the continued success of our ten-year, fixed-rate callable product. As rates rise, customers are attracted to our portfolio products, and we retain more originations in portfolio as they carry more attractive interest rates. Reversing the trend of 2007, we substantially increased our originations of consumer loans in 2008, particularly indirect automobile loans (up $49.1 million). The competition from manufacturers and other financial institutions declined, and the rates we could earn on these loans met or exceeded our target.

Excluded from the balances in the table are loans serviced for others, the balances of which are discussed in the Other Income section. We sell some residential and commercial loans, but retain the servicing to manage liquidity and interest rate risk, while continuing to meet the needs of our customers.

Overall, we are projecting the net balance of loans across all categories to increase approximately 3% in 2009, much slower than the 18% rate seen in 2008. We expect to continue to manage the overall mix of loans -- commercial and individual (mortgage and consumer) -- to migrate towards a 50% / 50% mix. Since our expansion beginning in the late 1990s, the loan portfolio mix had moved from 50% commercial, 50% individual to a high of 64% / 36% , and stood at 55% / 45% at year-end 2008. We believe a balanced mix of these assets provides an optimal level of credit, interest rate, and liquidity risk. To accomplish these goals over time, we plan to increase consumer loans as well as first- and second-lien residential real estate loans. Additionally, we will continue to utilize commercial loan participations.

Loan Quality

Poor credit quality can be devastating to a bank, as we have all seen throughout our nation and the world in 2008. Therefore, we are diligent in initial underwriting and subsequent asset management to measure, monitor and manage credit risk. The quality of the loan portfolio, as measured by the ratio of non-performing loans to total loans, has mirrored the economy, with the measure worsening in the early years of the decade and improving since then, and declining once again in 2008. The highest balances of non-performing assets are concentrated within a relatively few relationships primarily in the health-care and real estate investment sectors. We are actively working with the borrowers with credit difficulties, and we do not anticipate significant loan losses as a result of these relationships. We generally seek to work with borrowers in resolving their credit issues, rather than forcing business bankruptcy, liquidation, or sale. We believe this strategy provides longer term value to the Company, the community, and our customers and their employees, but at times it can result in a higher ratio of non-performing assets relative to our peers.

At December 31, 2008, we are not aware of any potential problem loans not already reported in the table below. However, we have seen a general increase in loans past due 30 to 90 days in the last quarter of 2008. This can be a leading indicator of loans which will subsequently migrate to non-accrual status or ultimately result in charge-off or foreclosure (non-performing loans and non-performing assets). On a relative basis, the percentage of past-due loans to total loans is still comparatively low and the percentage of loans 90 days past due or in non-accrual status had decreased year over year until 2008. Given the nature of our business, it is reasonable to assume there will be problem loans in the future.

To ensure that we only report income we have or expect to receive, we discontinue the accrual of interest on commercial and real estate loans, and reverse previously accrued and unpaid interest, when the loans become 90 days delinquent or when, in our judgment, the collection of principal and interest is uncertain. Loans are returned to accrual status when the doubt no longer exists about the loan's collectibility. For consumer loans, we generally charge off the loan and its related accrued interest upon its becoming 120 days past due.

Interest can be earned on a cash basis for these loans in non-accrual status, and it amounted to $33,000 in 2008, $11,000 in 2007, and $63,000 in 2006. Had all non-accrual loans been current in accordance with their original terms, we would have recognized additional interest income approximating $380,000, $489,000, and $536,000 during 2008, 2007, and 2006, respectively.

Occasionally we will foreclose on mortgaged properties. These foreclosures are carried in other real estate owned in the Other assets section of the balance sheet. At December 31, 2008, we had four commercial properties and one residential property in other real estate owned. During 2008, we successfully liquidated four of the five foreclosed properties which were in the portfolio at the start of the year. As with non-performing loans, we can anticipate additions and dispositions of other real estate in the future. We expect to take possession of over 40 one-to-four-family residential rental properties in the first quarter of 2009 associated with the foreclosure of a commercial loan relationship in non-accrual status at December 31, 2008. The estimated fair value of the properties is significantly higher than their carrying value, their combined cash flow is positive, and nearly all properties are occupied by tenants.

The following table summarizes non-performing assets as of December 31 for each of the last five years (dollars in thousands).

	2008	2007	2006	2005	2004
Loans past due 90 days or more and accruing:					
Commercial, financial, and agricultural	$ 106	36	262	73	77
Real estate-commercial	121	-	147	-	-
Real estate-residential	326	133	34	167	68
Consumer and other	243	86	218	172	197
Total past due 90 days or more and accruing	796	255	661	412	342
Loans in non-accrual status:					
Commercial, financial, and agricultural	3,134	971	1,208	1,325	1,442
Real estate-commercial	2,617	3,703	4,394	5,670	6,510
Real estate-residential	3,018	541	813	263	265
Consumer and other	-	15	30	10	-
Total non-accrual loans	8,769	5,230	6,445	7,268	8,217
Total non-performing loans	9,565	5,485	7,106	7,680	8,559
Other real estate owned:					
Commercial	639	459	251	-	-
Residential	90	232	41	62	-
Total other real estate owned	729	691	292	62	-
Total non-performing assets	$ 10,294	6,176	7,398	7,742	8,559
Non-performing loans to total period-end loans	0.88%	0.60%	0.84%	0.99%	1.27%
Non-performing assets to total period-end loans and other real estate	0.95%	0.67%	0.87%	1.00%	1.27%
Allowance to non-performing loans	125.37%	176.46%	127.23%	103.98%	84.30%

Loan Loss Experience and Allowance for Loan Losses

Our policy for, and the determination of the appropriate balance of, the allowance for loan losses is our most difficult, subjective, and complex accounting estimate. It is also highly uncertain, since it is merely an estimate of the inherent risk of loss in the current loan portfolio. Therefore, we consider this a critical accounting estimate. Our policy and methodology for its calculation are set forth in Note 1 to the Consolidated Financial Statements.

Changes in the allowance for loan losses may arise as a result of factors both within and outside of our direct control. For example, we may change the concentration of the loan portfolio to a particular industry, a particular loan type -- commercial, residential, consumer -- or a particular geographic location. These changes may increase or decrease the level of allowance necessary to reflect probable losses within the portfolio. The effect of the economy, including resulting changes in the value of collateral securing loans, are outside of our control, but can have significant impact on the allowance for loan losses. Generally, a declining economy will negatively impact the ability of borrowers to repay loans in a timely manner and can also negatively impact collateral values. These factors usually cause probable losses within the portfolio to increase, resulting in the need for a higher allowance for loan losses.

The following table summarizes the changes in the allowance for loan losses for each of the last five years (dollars in thousands).

	2008	2007	2006	2005	2004
Balance at beginning of year	$ 9,679	9,041	7,986	7,215	6,331
Provision charged to operations	3,805	2,375	1,831	2,087	1,680
Charge-offs:					
Commercial, financial and agricultural	(1,008)	(1,386)	(188)	(351)	(612)
Real estate-commercial	-	(20)	(353)	(327)	-
Real estate-residential	(28)	-	(34)	(8)	-
Consumer and other	(1,094)	(1,060)	(1,081)	(1,289)	(842)
	(2,130)	(2,466)	(1,656)	(1,975)	(1,454)
Recoveries:					
Commercial, financial and agricultural	54	220	231	115	165
Real estate-commercial	90	8	-	-	-
Real estate-residential	28	9	6	1	2
Consumer and other	466	492	643	543	491
	638	729	880	659	658
Net charge-offs:	(1,492)	(1,737)	(776)	(1,316)	(796)
Balance at end of year	$11,992	9,679	9,041	7,986	7,215
Net charge-offs to average loans	0.15 %	0.20 %	0.10 %	0.18 %	0.13 %
Allowance to total loans	1.11 %	1.06 %	1.06 %	1.03 %	1.07 %

The allowance for loan losses was $12.0 million at December 31, 2008, up from $9.7 million at December 31, 2007. Net charge-offs to average loans decreased for the year and were about the average rate for the past five years. The net charge-off rate of 15 basis points in 2008 is substantially lower than banks our size across the nation, which, as of September 30, 2008, were reporting net charge-offs over three times higher at 47 basis points, according to government-reported data.

During 2007, we had experienced a general reduction in total impaired and non-performing loans and an improvement in (reduction of) non-accrual loans in particular. However, during 2008, we experienced an increase in non-performing loans, particularly related to two commercial relationships with a combination of both commercial and residential real-estate related loans. We believe the collateral is sufficient to cover our balances in the loans, but the work-out process is likely to be lengthy and the recovery time indeterminable. Additionally, we have seen an increase in our internally classified loans during most of 2008, indicating an overall decline in credit quality in the loan portfolio.

Should the trend of higher non-performing and non-accrual loans continue, or should we experience further declines in customers' credit quality measured through loan impairment or internal loan classifications, we may need a higher allowance for loan losses as a percentage of total loans. This would necessitate an increase to the provision for loan losses.

The following table presents an allocation of the allowance for loan losses and the percentage of loans in each category to total gross loans at December 31 for each of the last five years. In addition to an allocation for specific problem loans, each category includes a portion of the general allowance for loan losses based upon loans outstanding, credit risk and historical charge-offs. Notwithstanding the following allocation, the entire allowance for loan losses is available to absorb charge-offs in any category of loans (dollars in thousands).

	2008		2007		2006		2005		2004	
	$[1]	%[2]	$[1]	%[2]	$[1]	%[2]	$[1]	%[2]	$[1]	%[2]
Commercial[3]	$ 6,304	55.0%	$ 5,039	59.3%	$ 4,245	60.3%	$ 4,103	61.9%	$ 4,399	64.0%
Residential	1,533	26.7	1,389	24.9	950	20.6	563	16.1	412	15.4
Consumer	4,155	18.3	3,251	15.8	3,846	19.1	3,320	22.0	2,404	20.6
	$ 11,992	100.0%	$ 9,679	100.0%	$ 9,041	100.0%	$ 7,986	100.0%	$ 7,215	100.0%

[1] Amount of allowance for loan losses
[2] Percent of loans in each category to total loans
[3] Includes commercial, financial, agricultural, and commercial real estate

The largest portfolio balance is commercial loans, and the largest allocation of the allowance is for commercial loans. Contrarily, the highest percentage of net charge-offs relative to the underlying portfolio is in the consumer loan portfolio. As these are charged off faster than commercial loans, and the recoverable value of the collateral securing the loans tends to be lower, the result is lower recoveries. Except for 2007, the allocation of the allowance to the consumer portfolio has increased since 2003. We reduced the overall allocation in accordance with the reduction of the consumer loan portfolio as a percentage of the total loan portfolio, but this has since reversed in 2008. Concurrently, we have increased our allocation to the residential loan portfolio in recognition of the growth we have experienced in this portfolio.

We consider the allowance for loan losses to be at a level adequate to cover probable losses in the loan portfolio. The allowance for loan losses stood at 125.4% of non-performing loans at year-end 2008 and 176.4% at year-end 2007.

Funding sources - Deposits and Borrowings

Our principal sources for funding assets are deposits and borrowings. Set forth below, and in Notes 7, 8 and 9 of the Consolidated Financial Statements, is more detailed information about deposits and borrowings at period ends and during the year.

The following tables summarize the average deposits and average rates paid during each of the three years presented (dollars in thousands).

	2008		2007		2006	
	Amount	Rate	Amount	Rate	Amount	Rate
Non-interest-bearing demand	$ 162,169	--%	$ 155,421	--%	$ 150,227	--%
Interest-bearing demand	108,386	0.25	103,485	0.17	103,611	0.16
Savings and money market	448,166	1.46	375,296	2.31	365,996	2.12
Time	420,081	3.63	452,809	4.83	380,266	4.33
	$ 1,138,802	1.94%	$ 1,087,011	2.82%	$ 1,000,100	2.44%

The following table sets forth time deposits of $100,000 or greater classified by the time remaining until maturity which were on deposit as of December 31, 2008 (dollars in thousands).

3 months or less	$ 60,259
4 through 6 months	41,309
7 through 12 months	36,502
Over 12 months	59,329
	$ 197,399

Total deposits at December 31, 2008, were $1,228.9 million and were up $168.4 million from December 31, 2007.   Retail and commercial account deposits grew $156.3 million or 17.4%, due mainly to the continued success of our Options™ and Choice™ checking products and a flight-to-safety of depositors to community banks. Municipal deposits grew $12.1 million or 7.5%. Savings, money market and time deposits, with their relatively higher interest rates, were the principal deposit types showing growth in the consumer and commercial accounts. Demand accounts showed modest increases. Included in the deposit growth in 2008 was $15 million of three-year brokered deposits, which we raised in the fall of 2008 to fund the continued growth in our indirect automobile loan portfolio and manage the related interest rate risk (matched fixed-rate funding to fixed-rate loans for the estimated term of the loans).

Overall, about two-thirds of retail and commercial deposit growth occurred in Monroe County, with the remainder of the growth in Ontario County; however, nearly all municipal deposit growth came in Ontario County, where we have a relatively larger long-term municipal deposit base of customers. Retail and commercial deposits in our Ontario County offices grew approximately 9.8% during the year, while they grew 19.5% in our Monroe County offices. For 2009, we anticipate retail and commercial deposits to grow approximately 8.8% and municipal deposits about 6% from 2008 with much of the growth to continue to come from Monroe County.

Overnight borrowings amounted to $4.4 million at December 31, 2008, versus $41.6 million at December 31, 2007. In 2008, these borrowings were used to fund loan growth. In 2007, overnight borrowings at year end were used to fund municipal deposit outflows. The overnight borrowings were at lower market rates than we would have had to pay to retain the deposits. Therefore, we opted to let the deposits leave the Bank and borrow less costly funds for the short term.   Depending upon our liquidity needs, we expect to use short-term borrowings in 2009 from time to time, as we have in the past. Short-term borrowings from the Federal Home Loan Bank of New York, collateralized by residential mortgages, are used to fund near-term liquidity needs. More information about our borrowings and borrowing capacity can be found in Notes 8 and 9 to the Consolidated Financial Statements.

Our medium-term borrowings at December 31, 2008, include approximately $15.7 million in loans from the Federal Home Loan Bank of New York due in 2009 and 2010. These were borrowed, as we did with brokered deposits, to fund indirect automobile loan growth and manage the related interest-rate risk. The remainder of the medium-term borrowings is non-interest-bearing notes due to shareholders of the companies we acquired. The balances are estimates of what we expect to pay with the actual amounts determined based upon future operating results.

Our long-term borrowings are in the form of junior subordinated debentures. In 2007, we issued $20.6 million of fixed-rate junior subordinated debentures and paid off a similar amount of floating rate debentures. We estimate the refinancing of these debentures will save $400,000 in interest expense annually. In 2006, we issued $30.9 million of floating rate junior subordinated debentures. The terms of these borrowings are more fully described in Note 9 to the Consolidated Financial Statements. Also in Note 9, you will find a discussion and details of an interest rate swap agreement we entered into to modify the interest rate of the $30.9 million junior subordinated debentures from floating rate to fixed rate.

Liquidity

Liquidity can be considered the lifeblood of banking. Our Board of Directors has set general liquidity guidelines for management to meet, which can be summarized as: the ability to generate adequate amounts of cash to meet the demand from depositors who wish to withdraw funds, borrowers who require funds, and capital expansion. Liquidity is produced by cash flows from our operating, investing, and financing activities.

Liquidity needs generally arise from asset originations and deposit outflows. Liquidity needs can increase when asset origination (of loans and investments) exceeds net deposit inflows. Conversely, liquidity needs are reduced when the opposite occurs. In these instances, the needs are funded through short-term borrowings, while excess liquidity is sold into the Federal Funds market.

Our principal source of day-to-day liquidity is through wholesale, secured borrowing lines from the Federal Home Loan Bank of New York (FHLB) and the Federal Reserve Bank of New York (FRB), details of which are set out in Note 8 to the Consolidated Financial Statements. Since the beginning of the year, credit available to us under these lines has increased $66.8 million (36.5%) to $250 million in availability at December 31, 2008, consistent with the growth in residential and consumer loans, which secure these lines. During most of the year, we have accessed both of these lines to provide funds for asset growth in excess of deposit growth. At no time during the year did we experience any difficulties accessing these lines. Furthermore, with the exception of one day in mid-September, the daily cost of borrowing has been within 40 basis points of the FOMC's target federal funds rate. Or, stated another way, the liquidity and credit crises faced by many financial and commercial institutions has not negatively affected our Company. We have funds available to us, and have had no problem accessing them at reasonable rates.

Secondarily, we occasionally use the liquidity source of time deposit sales in the national brokered market. We will use this source from time to time to manage both liquidity and interest rate risk as conditions may require. At December 31, 2008, we had $15.1 million outstanding of these "brokered deposits" and $3.7 million at December 31, 2007. It is possible we will increase the balance of brokered deposits if our internal models dictate the need for additional long-term funds at relatively attractive rates.

We measure our liquidity on a daily basis with reference to our Fed Funds and Federal Reserve Bank of New York clearing account balances. This is supplemented by a monthly Liquidity Report, which projects expected liquidity sources and uses over a twelve-month period. The results of this model provide ALCO with a near-term view of liquidity and allow us to make appropriate plans and adjustments in a comprehensive manner, consistent with short- and long-term financial goals. This use of the model reduces the risk of short-term, unplanned liquidity crises, which can be costly to net interest income, or ultimately, as was seen at some banks in 2008, their survival.

As measured using the Consolidated Statement of Cash Flows, for the year ended December 31, 2008, we used $8.2 million in net cash and equivalents versus using $32.4 million in 2007.

Net cash provided by operating activities was $20.6 million in 2008 and $19.3 million in 2007. Both the largest source and use of operating cash in each year were mortgage banking-related activities. These activities were similar in volume in both 2008 and 2007. We expect 2009's operating activities to approximate 2008's level.

Cash used by investing activities in 2008 increased from 2007, while cash used in 2007 fell from 2006. Net purchases of securities were lower in 2008 than in 2007 and lower in 2007 than in 2006. This decline occurred mostly in available-for-sale securities, where we used the cash received from matured securities to fund new loans. Net loan originations grew to $170.3 million in 2008 from $70.8 million in 2007, down from $75.3 million in 2006. The growth in 2008 was a result of our continued commitment to funding the credit needs of our community, even as other banks reduced lending. The decline in 2007 from 2006 was management driven to ensure we originated loans at profitable rates and maturities. Given the flat to inverted slope of the yield curve for most of 2007 and 2006, we were unwilling to add longer term fixed-rate assets to our balance sheet unless they were accretive to net interest margin. The slope of the yield curve had improved later in 2007 and into early 2008. In 2009, we expect net loan originations to decline significantly and possibly be half of 2008's since we believe loan demand will be slower in the weakened economy.

Cash provided by financing activities was $140.8 million in 2008 versus $37.8 million in 2007 and $118.0 million in 2006. The largest source of financing funds in 2008 and 2006 was customer deposits. Overnight borrowings were the significant source in 2007. In 2007, we issued one and repaid another series of junior subordinated debentures for $20.6 million, respectively, while in 2006 we issued $30.9 million of junior subordinated debentures. We do not anticipate issuing debentures in 2009, and none are due to mature. We do anticipate financing to be provided by a mix of deposits and overnight borrowings. We expect deposit growth to come from consumer and business deposits, which, in turn, will come mainly from Monroe County sources.

Less material, but a part of our ongoing operations, and expected to be funded by normal operations, are liquidity uses such as lease obligations and long-term debt repayments. A summary of these required commitments is included in the table below and details can be found in Notes 8, 9, 15 and 16 to the Consolidated Financial Statements. Contingent funding commitments associated with extensions of credit to customers are set out in Note 16 to the Consolidated Financial Statements and are not included in the table below, because we are unable to determine the amount that would be drawn or its timing. Since they are dependent upon future operating results, contingent payments due for the GVT and GCM acquisitions are included at our best estimate of the amounts due.

Payment due by period
As of December 31, 2008
(dollars in thousands)

	Total	Less Than one Year	One Year Through Three Years	After Three Years Through Five Years	More Than Five Years
Overnight borrowings	$ 4,400	4,400	-	-	-
All other debt	67,206	7,524	8,135	-	51,547
Operating leases	17,414	1,981	3,039	2,623	9,771
GVT contingent payments	5,615	4,055	1,560	-	-
Greentree contingent payments	310	155	155	-	-
Trillium Lakefront Partners	179	179	-	-	-
Total	$ 95,124	18,294	12,889	2,623	61,318

Total obligations are lower than the $110.2 million set out in last year's Annual Report. Reductions occurred in overnight borrowings to $4.4 million in 2008 from $41.6 million in 2007. All other debt increased approximately $14.9 million due to our term borrowings from the FHLB. Our operating lease commitments increased approximately $8.3 million due principally to the completion of our sale-leaseback transactions, and also due to extensions of expiring leases. Finally, our commitments of contingent payments associated with our acquisitions fell $1.1 million due to their measurement against actual operating results.

Interest Rate Risk Management

Because our biggest source of revenue is net interest income, interest rate risk management is an important function at our Company. We consider interest rate risk to be our most significant market-based risk. We realize net interest income principally from the differential or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. Loan volumes and yields, as well as the volume of and rates on investments, deposits and borrowings, are affected by market interest rates. Additionally, because of the terms and conditions of many of our loans and deposit accounts, a change in interest rates could also affect the projected maturities of the loan portfolio and/or the deposit base, which could alter our sensitivity to future changes in interest rates.

Interest rate risk management focuses on maintaining consistent growth in net interest income within Board-approved policy limits while taking into consideration, among other factors, overall credit risk, operating income, operating costs, and available capital. Our Asset/Liability Committee (ALCO) includes the Bank's President and senior officers in various disciplines including Treasury, Finance, Commercial Lending, Retail Lending, and Sales. The Committee reports to the Board on its activities to monitor and manage interest rate risk.

Management of interest rate risk leads us to select certain techniques and instruments to utilize after considering the benefits, costs and risks associated with available alternatives. Since we do not utilize derivative financial instruments, other than an interest rate swap agreement, we usually consider one or more of the following: (1) interest rates offered on products, (2) maturity terms offered on products, (3) types of products offered, and (4) products available to us in the wholesale market such as advances from the FHLB and brokered time deposits.

ALCO's principal focus is net interest income at risk. We use a net interest margin shock simulation model as one method to identify and manage our interest rate risk profile. The model measures projected net interest income "at-risk" and anticipated resulting changes in net income and economic value of equity. The model is based on expected cash flows and repricing characteristics for all financial instruments at a point in time and incorporates our market-based assumptions regarding the impact of changing interest rates on these financial instruments over a twelve-month period. We also incorporate assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. While actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes, as well as changes in market conditions and management strategies, this model has proven to be an important guidance tool for ALCO. The following table sets forth the results of this model for the Bank, the principal entity exposed to market risk, at December 31, 2008.

Changes in Interest Rates (basis points)	Estimated Percentage Change in Future Net Interest Income
+200	n/m *
+100	(4)%
No change	-
-100	3
-200	(4)

*not meaningful

We measure net interest income at risk by estimating the changes in future net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 200 basis points over a twelve-month period. This provides a basis or benchmark for ALCO to manage the Company's interest rate risk profile. At December 31, 2008, a small upward shock (100 basis points) would cause a modest reduction in net interest income, due to our gap position (discussed below), and a larger shock would have a lower impact as asset yields would rise considerably more than liability costs. A small downward shock would result in an increase in net interest income, because rates paid on liabilities would fall more than yields earned on assets; however, a larger downward shock would result in larger fall in asset yields and liability costs would reach a floor near zero percent.   We recognize the model only provides a benchmark, because it makes the simplifying assumptions that: (1) interest rates will move in a parallel direction with no change in the yield curve; (2) the interest rate moves will be instantaneous and sustained; and (3) there will be no change in the product mix as determined by customer demand or pricing policies by management.

For 2009, we expect market interest rates to remain steady, at historical lows, for most of the year during the current economic stress. Should the economy improve later in the year, we believe the FOMC will raise rates to control inflation risk.

A second tool used by ALCO is its proprietary cost of funds model. This model is used weekly and measures actual interest rates paid on deposits and borrowings and earned on loans and investments. This model takes into consideration current interest rates, interest rate trends, product and portfolio spreads, and projected and historical net interest income data. Using this model, we can adjust and determine the financial impact on net interest income on a more rapid basis than the net interest margin shock simulation model, which is prepared monthly.

A third method used to identify and manage our interest rate risk profile is the static gap analysis. Interest sensitivity gap ("gap") analysis measures the resulting difference between interest-earning assets and interest-bearing liabilities repricing or maturing within specific time periods. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time horizons. This generally implies a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position generally implies a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

The following table presents an analysis of our interest rate sensitivity gap position at December 31, 2008; the table listed thereafter provides additional detail of the interest sensitivity of certain commercial loans. Interest-earning assets are shown based on the earlier of their contractual maturity or repricing date. Securities include the market value of available-for-sale securities, amortized cost of held-to-maturity securities, FRB and FHLB stock. Callable securities are shown at their stated maturity. Loans, without deferred costs, include principal amortization adjusted for estimated prepayments (principal payments in excess of contractual amounts) and non-accrual loans. All interest-bearing liabilities are shown based on the earlier of their contractual maturity or repricing date with no adjustment for decay (withdrawal) rates. Borrowings include the junior subordinated debentures. Because the interest rate sensitivity levels shown in the table could be changed by external factors such as loan prepayments and liability decay rates, or by factors controllable by us such as asset sales, it is not an absolute reflection of our potential interest rate risk profile.

The maturities set forth are based upon contractual maturities. Demand loans, overdrafts and certain time loans, the principal of which may be renewed in whole or in part, are included in the " One Year or Less" classification. Our loan policy encourages a repayment schedule to be established whenever possible for loans that do not have stated contractual maturities. The policy provides that a demand loan should mature within one year of its origination, with any renewals at the then prevailing interest rate and with the assurance that the borrower demonstrates the ability to repay on maturity of the loan.

Interest Rate Sensitivity Gap
December 31, 2008
(Dollars in thousands)

	Maturity/Repricing Period				
	Within 3 Months	4 to 12 Months	13 to 36 Months	36 to 60 Months	Over 60 Months
Interest-earning assets:					
Interest-bearing deposits	$ 2,226	567	768	-	-
Securities	7,919	35,849	68,670	82,168	66,543
Loans	376,497	224,818	347,872	70,323	63,326
Total interest-earnings assets	386,642	261,234	417,310	152,491	129,869
Interest-bearing liabilities:					
NOW accounts	114,581	-	-	-	-
Savings and money market	494,195	-	-	-	-
Time deposits	110,038	199,805	143,126	725	-
Borrowings	4,409	11,725	9,850	-	51,547
Total interest-bearing liabilities	723,223	211,530	152,976	725	51,547
Interest rate swap	(30,928)	-	-	30,928	-
Interest rate sensitivity gap	$ (305,653)	49,704	264,334	120,838	78,322
Cumulative gap	$ (305,653)	(255,949)	8,385	129,223	207,545
Cumulative gap ratio[1]	55.8 %	71.7 %	100.8%	111.9%	118.2%
Cumulative gap as percent of total assets	(21.5)%	(18.0)%	0.6%	9.1%	14.6%

[1] Cumulative total interest-earning assets divided by cumulative total interest-bearing liabilities.

	One Year or Less	After One Through Five Years	After Five Years	Total
Commercial, financial and agricultural	$ 133,610	$ 62,916	$ 9,292	$ 205,818
loans maturing or repricing after one year:				
with a fixed interest rate		47,402	9,292	56,694
with a floating or adjustable rate		15,514	-	15,514

The table indicates that $305.7 million more interest-bearing liabilities (than interest-earning assets) will reprice in the 0-3 month range. For the 4-12 month period, we are asset sensitive, as $49.7 million more of interest-earning assets are repricing than interest-bearing liabilities. For the entire one-year range, we are repricing $255.9 million more interest-bearing liabilities than assets and at 71.7% are within our gap ratio targets of 30% to 125%. We are also asset sensitive at $264.3 million for the one-to-three year range, $120.8 million for the three-to-five year range, and $78.3 million over five years. For the entire portfolio range, we are asset sensitive at $207.5 million versus asset sensitive of $190.8 million last year, mostly reflecting the growth in non-interest-bearing liabilities.

Our product mix is such that nearly all assets and liabilities reprice or mature within five years. With such a balance sheet profile, we face interest rate risk over the short to medium term. We consider this interest rate gap manageable, as substantially all of the NOW accounts and savings balances are considered insensitive to rate changes. However, we have seen a long-term declining trend in net interest margin as a result of local competitive pricing pressure and our addition of longer maturity loans to our portfolio. We continue to pursue a margin stabilization policy.

Capital and Dividends

The Company and Bank are each subject to certain regulatory capital requirements. As of December 31, 2008, the Company and Bank each far exceeded all capital requirements to which they were subject. A full description of these requirements and applicable calculations are set out in Note 17 to the Consolidated Financial Statements.

Our goal is to maintain the Company's and Bank's categorization as "well-capitalized," and our current operating plans project the Company and Bank to remain at well-capitalized status. This will be accomplished mainly through balancing asset growth and net capital formation (net income less dividends and treasury stock purchases). We can take other steps to improve capital ratios as considered necessary, such as dividend reductions, asset sales, issuing equity securities, or issuing additional debt qualifying as regulatory capital and other means. None of these are contemplated in 2009.

We expect capital to increase in 2009. Considering our strong results in 2008, we raised our semi-annual dividend in January 2009, to $4.85 compared to $4.25 in the first half of 2008. We also paid a semi-annual cash dividend of $4.75 per share in August 2008. Together these 2008 dividends totaled $4.3 million or $9.00 per outstanding common share in 2008 versus $3.8 million or $8.00 per outstanding common share in 2007 and $7.00 per outstanding common share in 2006. Payment of dividends by the Bank to the Company is limited in certain circumstances, which are discussed in Note 11 to the Consolidated Financial Statements. You can find historical dividend information in the Common Stock Data section below and in the Financial Highlights. While we cannot provide assurance that the amount and timing of dividends paid in recent years will continue, we have no knowledge of current activities that would require us to reduce dividends or change the timing of their payment.

We expect common shares to be available in the open market resulting from stock option exercises and shareholders' sales. From time to time, we may buy shares into treasury which we use to fund our ESOP and other employee awards, including the annual Arthur S. Hamlin Award.

We applied for and received preliminary approval to sell $20 million of preferred stock and preferred warrants to the U.S. Treasury under the Emergency Economic Stabilization Act of 2008 Troubled Asset Relief Capital Purchase Program (TARP CPP). We do not need the additional capital, however, we believe the additional capital could be used, when properly leveraged, to grow our franchise and allow us to fund loans in our community and grow the balance sheet at the pace demanded by our lending market in the communities we serve.

The Treasury's preliminary approval was conditioned upon our agreements to execute the standard terms and condition of the TARP CPP program. Our Board and management believe these terms and condition are detrimental to our community, customers, employees and shareholders, and, therefore, we will not accept these terms. We intend to communicate our objections to the U.S. Treasury and ask that they reconsider the terms of the offering.

Our principal objections are:

- The true cost of the preferred stock is higher than stated. The stated dividend rate is 5% for the first five years, increasing to 9% until liquidated. However, we would also incur significant costs to file paperwork and registration statements with the Securities and Exchange Commission for the issuance of this stock and the related warrants.

- The cost of the warrants is high. Warrants must be issued for an additional 15% of the amount of preferred shares ($3,000,000). These effectively add an additional 15% to the stated cost of the dividends. Further, these warrants can be sold by the U.S. Treasury to third parties. These new owners may not share the same interests as our current shareholders.

- Our ability to increase dividends is restricted. Under the TARP CPP program dividend increases must be approved by the government, and approval is not guaranteed. Our shareholders own the Company and deserve to be paid a dividend that represents a reasonable return on their investment and share of current earnings. The restrictions placed on our payment of dividends would reduce the growth in dividends our shareholders have been receiving without any justification other than the prevailing political environment.

- Our ability to purchase shares for treasury would be curtailed. From time to time, the Company purchases shares in the open market for treasury. These shares are used for corporate purposes, to fund stock option awards and other employee awards and benefit plans, including the ESOP. We believe our employee benefit programs would be harmed without our ability to purchase Company stock for these purposes.

- The government has the unilateral right to change the terms and conditions. We cannot determine what regulations, laws, or other restriction might be placed on recipients of TARP CPP funds by the current or future Administration or Congress. Because we cannot anticipate what these changes might entail, we cannot properly plan for the use of this capital. The interests of the government may be contrary to the interests of our community and shareholders.

Off Balance Sheet Arrangements

We offer certain financial products which are not recorded on our balance sheet because actual funds have not been extended. These are in the form of standby letters of credit and loan commitments. We have enumerated these in Note 16 to the Consolidated Financial Statements. At December 31, 2008, there were no material commitments to extend credit which represent unusual risks outside of our normal course of business.

New Accounting Standard to be Implemented in Our 2009 Financial Statements

The Financial Accounting Standards Board (FASB) issued Statement No. 160 *Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB 51*, in December 2007. A noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards.

This Statement will change the way our consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the Company (parent) and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. Currently, net income attributable to our noncontrolling interests is reported by us as an other expense. Thus, this Statement is intended to result in more transparent reporting of the net income attributable to the noncontrolling interest.

The Statement establishes a single method of accounting for changes in our ownership interest in a subsidiary that do not result in deconsolidation. The Statement also requires that we recognize a gain or loss in net income when a subsidiary is deconsolidated. A parent deconsolidates a subsidiary as of the date the parent ceases to have a controlling financial interest in the subsidiary. If a parent retains a noncontrolling equity investment in the former subsidiary, that investment is measured at its fair value. Additionally, this statement requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary.

This Statement is effective for us on January 1, 2009. We do not expect implementation of this Statement will have an impact on our financial condition or results of operations. Currently, minority interests in our financial statements are immaterial.

FASB issued a replacement to the current Statement No. 141 *Business Combinations (141R),* in December 2007. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. This replaces Statement 141's cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values, which we utilized for our GVT acquisition. Statement 141R's guidance resulted in not recognizing some assets and liabilities at the acquisition date, and it also resulted in measuring some assets and liabilities at amounts other than their fair values at the acquisition date.

This Statement requires the acquirer to recognize goodwill as of the acquisition date, measured as a residual, which in most types of business combinations will result in measuring goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date, as opposed to the current method which results in future adjustments to business combination accounting as the contingencies are settled.

This Statement makes significant amendments to other Statements and various other amendments to the authoritative literature intended to provide additional guidance or to conform the guidance in that literature to that provided in this Statement. This Statement applies to us prospectively for any business combination for which the acquisition date is on or after January 1, 2009. We are prohibited from applying it before that date. Since we cannot predict whether we will have future business combinations, we cannot determine the impact this Statement might have on our financial statements.

FASB issued Statement No 161, *Disclosures about Derivative Instruments and Hedging Activities (an amendment to FASB Statement No. 133)*, in March 2008. Statement 161 requires companies with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and related Interpretations, and how derivative instruments and related hedged items affect a company's financial positions, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains and losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and a company's strategies and objectives for using derivative financial instruments. The statement also requires entities to disclose information that would enable users of its financial statements to understand the volume of its derivative activity.

Statement 161 is effective for our fiscal 2009 financial statements. The format and specific disclosures related to our derivative activity will depend upon the nature of our derivative's activity at that time.

FASB issued Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, in May 2008. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board's amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. Given our current accounting policies, we expect this statement will have no impact on our financial statements.

Summary Quarterly Financial Data

In the tables below, we present summary quarterly financial results for each of the quarters in the years ended December 31, 2008, and 2007. The sum of each quarter's earnings per share data may differ from the full year's results due to rounding (in thousands except share data).

2008 Quarters:	1st	2nd	3rd	4th
Net interest income	$ 10,725	$ 11,998	$ 12,432	$ 12,330
Provision for loan losses	(580)	(1,445)	(900)	(880)
Non-interest income	5,888	5,682	4,986	5,898
Operating expenses	(11,102)	(11,853)	(11,480)	(12,808)
Income taxes	(1,365)	(1,099)	(1,380)	(1,114)
Net income	$ 3,566	$ 3,283	$ 3,658	$ 3,426
Basic earnings per share	$ 7.51	$ 6.94	$ 7.74	$ 7.26
Diluted earnings per share	$ 7.37	$ 6.82	$ 7.61	$ 7.13

2007 Quarters:	1st	2nd	3rd	4th
Net interest income	$ 9,631	$ 9,979	$ 10,623	$ 10,743
Provision for loan losses	(360)	(555)	(870)	(590)
Non-interest income	3,367	3,830	4,160	4,238
Operating expenses	(9,103)	(9,131)	(9,369)	(9,455)
Income taxes	(954)	(1,113)	(1,203)	(1,410)
Net income	$ 2,581	$ 3,010	$ 3,341	$ 3,526
Basic earnings per share	$ 5.41	$ 6.31	$ 7.01	$ 7.42
Diluted earnings per share	$ 5.31	$ 6.19	$ 6.88	$ 7.28

Net income for the fourth quarter of 2008 fell from the prior quarter due to growth in operating expenses, which was driven by higher bonus accruals and payments as results for the year exceeded the budgeted amounts. Net income for the fourth quarter of 2007 was positively impacted by higher net interest income from balance sheet growth and non-interest income. Also, in that quarter, the provision for loan losses was lower than the prior quarter due to lower overall net charge-offs.

Our Common Stock

At January 31, 2009, we had approximately 1,250 shareholders of record. Information about beneficial ownership of the Company's stock by directors and certain officers is set forth in the Proxy Statement. Market value and dividend information is set forth in the table below. The Company currently pays a semi-annual dividend in February and August. We expect to continue to pay cash dividends to our stockholders for the foreseeable future.

While the Company's stock is not actively traded, it trades sporadically on the Over-the-Counter Bulletin Board system and periodically in auctions conducted by the Bank's Trust Department as agent for selling shareholders at their request. In addition, it is not listed with a national securities exchange. Due to the limited number of transactions, the quarterly high, low and weighted average sale prices may not be indicative of the actual market value of the Company's stock. The following table sets forth a summary of information about the Company's common stock during each period for transactions that were administered by the Bank's Trust Department. Also included are the book value at quarter end, and semi-annual dividends paid per share since the first quarter of 2006.

	# Shares Sold	Quarterly High Sales Price	Quarterly Low Sales Price	Quarterly Average Sales Price	Book Value	Dividend Paid
2008						
4th Quarter	1,168	$ 350.00	$ 299.87	$ 314.99	$ 212.86	
3rd Quarter	744	$ 322.50	$ 312.00	$ 320.11	$ 205.24	$ 4.75
2nd Quarter	953	$ 325.00	$ 305.25	$ 310.14	$ 203.16	
1st Quarter	950	$ 330.00	$ 305.00	$ 313.76	$ 196.90	$ 4.25
2007						
4th Quarter	810	$ 340.00	$ 300.01	$ 325.10	$ 194.42	
3rd Quarter	635	$ 353.25	$ 325.50	$ 331.87	$ 186.45	$ 4.10
2nd Quarter	945	$ 365.00	$ 325.00	$ 333.80	$ 181.96	
1st Quarter	964	$ 360.00	$ 329.85	$ 337.61	$ 176.87	$ 3.90
2006						
4th Quarter	944	$ 350.00	$ 321.00	$ 338.95	$ 175.32	
3rd Quarter	597	$ 353.00	$ 322.75	$ 335.28	$ 168.11	$ 3.70
2nd Quarter	500	$ 377.10	$ 322.75	$ 352.43	$ 163.99	
1st Quarter	1,272	$ 405.00	$ 331.75	$ 351.89	$ 160.02	$ 3.30

The following table sets forth, for the monthly period indicated in 2008, the total number of shares purchased and the price paid per share by The Canandaigua National Bank and Trust Company (Bank) for the Arthur S. Hamlin Award, the Canandaigua National Corporation Employee Stock Ownership Plan (ESOP) and the Canandaigua National Corporation for treasury. Each of these entities is considered an affiliated purchaser of the Company under Item 703 of Regulation S-K. The Bank, ESOP, and Company purchase prices per share were determined based on the most recent open-market transaction known to us immediately preceding the purchase.

Date	Total Shares Purchased (#)	Average Price Per Share ($)	Purpose
January 2008	190	$ 324.66	Treasury
March 2008	1,690	$ 313.76	Treasury
June 2008	1,822	$ 310.14	Treasury
June 2008	11	$ 310.14	Arthur S. Hamlin Award
August 2008	258	$ 310.14	Treasury
September 2008	332	$ 320.11	Treasury
November 2008	759	$ 320.11	Treasury
December 2008	868	$ 315.16	Treasury
December 2008	332	$ 315.91	ESOP

A performance graph comparing the total return of the Company's common stock to related stock market indices can be found in our Form 10-K.

Management Report on the Effectiveness of Internal Controls over Financial Reporting

Management of Canandaigua National Corporation (Company) is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in its annual report. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and, as such, include amounts based on informed judgments, assumptions and estimates made by management.

Management is also responsible for establishing and maintaining adequate and effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and the Federal Financial Institutions Examination Council instructions for Consolidated Reports of Condition and Income (call report instructions) and as defined in Exchange Act Rules 13a-15(f). This internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in any internal control, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the Company's internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions as of December 31, 2008. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2008, the Company maintained effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions.

KPMG LLP, a registered public accounting firm, has audited the consolidated financial statements included in the annual report and the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

Management is also responsible for complying with federal laws and regulations concerning dividend restrictions and loans to insiders, designated by the FDIC as safety and soundness laws and regulations.

Management assessed compliance with the aforementioned designated safety and soundness laws and regulations. Based on this assessment, management believes that the Company complied, in all material respects, with such designated laws and regulations relating to safety and soundness during the year ended December 31, 2008.

February 11, 2009



George W. Hamlin, IV
President and Chief Executive Officer

Lawrence A. Heilbronner
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Canandaigua National Corporation:

We have audited Canandaigua National Corporation's (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on the Effectiveness of Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions to the Federal Financial Institutions Examination Council for Consolidated Reports of Condition and Income (call report instructions). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Canandaigua National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management's statement referring to compliance with laws and regulations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Canandaigua National Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 11, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Rochester, New York
February 11, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Canandaigua National Corporation:

We have audited the accompanying consolidated balance sheets of Canandaigua National Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canandaigua National Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canandaigua National Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Rochester, New York
February 11, 2009

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008, and 2007 (dollars in thousands, except share data)

Assets	2008	2007
Cash and due from banks	$ 29,109	38,360
Interest-bearing deposits with other financial institutions	3,561	2,532
Securities:		
- Available for sale, at fair value	96,520	110,814
- Held to maturity (fair value approximated		
$164,976 in 2008 and $156,609 in 2007)	161,738	155,411
Loans - net of allowance of $11,992 in 2008 and $9,679 in 2007	1,076,620	910,870
Premises and equipment - net	11,268	13,477
Accrued interest receivable	6,580	6,803
Federal Home Loan Bank stock and Federal Reserve Bank stock	2,891	3,765
Goodwill	8,818	-
Intangible assets	7,736	1,201
Other assets	14,196	13,116
Total Assets	$ 1,419,037	1,256,349

Liabilities and Stockholders' Equity

	2008	2007
Deposits:		
Demand		
Non-interest-bearing	$ 166,437	156,223
Interest-bearing	114,581	102,949
Savings and money market	494,195	383,001
Time deposits	453,694	418,360
Total deposits	1,228,907	1,060,533
Borrowings	25,859	42,362
Junior subordinated debentures	51,547	51,547
Accrued interest payable and other liabilities	12,286	9,699
Total Liabilities	1,318,599	1,164,141
Commitments and contingencies (Notes 15 and 16)		
Stockholders' Equity:		
Common stock, $20 par value; 2,000,000 shares authorized,		
486,624 shares issued in 2008 and 2007	9,732	9,732
Additional paid-in capital	8,591	8,443
Retained earnings	87,273	78,100
Treasury stock, at cost (14,765 shares in 2008		
and 12,361 shares in 2007)	(4,819)	(4,198)
Accumulated other comprehensive income (loss), net	(339)	131
Total Stockholders' Equity	100,438	92,208
Total Liabilities and Stockholders' Equity	$ 1,419,037	1,256,349

See accompanying notes to Consolidated Financial Statements.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2008, 2007, and 2006
(dollars in thousands, except per share data)

	2008	2007	2006
Interest income:			
Loans, including fees	$ 63,934	63,152	56,986
Securities	9,372	10,206	9,081
Federal funds sold	219	1,725	1,153
Other	101	205	89
Total interest income	73,626	75,288	67,309
Interest expense:			
Deposits	22,054	30,705	24,383
Borrowings	1,057	82	28
Junior subordinated debentures	3,030	3,525	3,198
Total interest expense	26,141	34,312	27,609
Net interest income	47,485	40,976	39,700
Provision for loan losses	3,805	2,375	1,831
Net interest income after provision for loan losses	43,680	38,601	37,869
Other income:			
Service charges on deposit accounts	8,717	7,139	6,575
Trust and investment services income	10,696	5,575	4,537
Net gain on sale of mortgage loans	634	606	601
Mortgage servicing income, net	555	591	631
Loan-related fees	401	441	303
Loss on write-down and call of securities, net	(698)	-	(6)
Other operating income	2,149	1,482	1,430
Total other income	22,454	15,834	14,071
Operating expenses:			
Salaries and employee benefits	24,945	20,871	19,458
Occupancy, net	5,882	5,283	5,154
Marketing and public relations	1,927	1,701	1,834
Office supplies, printing and postage	1,441	1,338	1,314
Professional and other services	3,765	1,603	1,625
Technology and data processing	3,671	3,421	3,389
Intangible amortization	1,054	175	44
FDIC insurance	767	129	123
Other operating expenses	3,791	2,776	2,849
Total operating expenses	47,243	37,297	35,790
Income before income taxes	18,891	17,138	16,150
Income taxes	4,958	4,680	4,244
Net income	$ 13,933	12,458	11,906
Basic earnings per share	$ 29.44	26.16	24.89
Diluted earnings per share	$ 28.94	25.65	24.30

See accompanying notes to Consolidated Financial Statements.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2008, 2007, and 2006
(dollars in thousands, except share data)

	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2005	479,934	$ 9,732	7,856	62,117	(2,179)	(987)	76,539
Comprehensive income:							
Change in unrealized loss on securities available for sale, net of taxes of $39			-	-	-	-	64	64
Net income			-	-	11,906	-	-	11,906
Total comprehensive income							11,970
Recognition of stock option expense			92	-	-	-	92
Cash dividend $7.00 per share			-	(3,351)	-	-	(3,351)
Sale of shares of treasury stock	7	-	-	-	2	-	2
Purchase of shares for treasury stock	(7,649)	-	-	-	(2,659)	-	(2,659)
Exercise of stock options, including tax benefit of $349	4,308	-	159	(488)	1,295	-	966
Balance at December 31, 2006	476,600	9,732	8,107	70,184	(3,541)	(923)	83,559
Comprehensive income:							
Change in fair value of interest rate swap			-	-	-	-	(99)	(99)
Change in unrealized loss on securities available for sale, net of taxes of $755			-	-	-	-	1,153	1,153
Net income			-	-	12,458	-	-	12,458
Total comprehensive income							13,512
Recognition of stock option expense			90	-	-	-	90
Cash dividend $8.00 per share			-	(3,813)	-	-	(3,813)
Sale of shares of treasury stock	6	-	-	-	2	-	2
Purchase of shares for treasury stock	(6,375)	-	-	-	(2,125)	-	(2,125)
Exercise of stock options, including tax benefit of $246	4,032	-	246	(729)	1,466	-	983
Balance at December 31, 2007	474,263	9,732	8,443	78,100	(4,198)	131	92,208
Comprehensive income:							
Change in fair value of interest rate swap, net of taxes of ($731)			-	-	-	-	(1,042)	(1,042)
Change in unrealized gain on securities available for sale, net of taxes of $363			-	-	-	-	572	572
Net income			-	-	13,933	-	-	13,933
Total comprehensive income							13,463
Recognition of stock option expense			10	-	-	-	10
Cash dividend $9.00 per share			-	(4,266)	-	-	(4,266)
Sale of shares of treasury stock	391	-	(14)	-	137	-	123
Purchase of shares for treasury stock	(5,919)	-	-	-	(1,859)	-	(1,859)
Exercise of stock options, including tax benefit of $152	3,124	-	152	(494)	1,101	-	759
Balance at December 31, 2008	471,859	$ 9,732	8,591	87,273	(4,819)	(339)	100,438

See accompanying notes to Consolidated Financial Statements.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007, and 2006
(dollars in thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 13,933	12,458	11,906
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation, amortization and accretion	4,920	3,498	3,436
Provision for loan losses	3,805	2,375	1,831
Loss on sale or write-down of other real estate, net	19	-	47
Net loss recognized on disposal and sale of premises and equipment	63	-	-
Deferred income tax benefit	(1,475)	(526)	(891)
Income from equity-method investments	(10)	(322)	(245)
Loss write-down and call of securities, net	698	-	6
Net gain on sale of mortgage loans	(634)	(606)	(601)
Originations of loans held for sale	(73,426)	(74,877)	(76,717)
Proceeds from sales of loans held for sale	73,817	77,139	77,256
Stock option expense	10	90	92
Decrease in all other assets	(281)	(306)	(3,315)
(Increase) decrease in all other liabilities	(792)	373	2,165
Net cash provided by operating activities	20,647	19,296	14,970
Cash flows from investing activities:			
Securities available for sale:			
Proceeds from maturities and calls	62,103	27,216	7,112
Purchases	(47,563)	(23,012)	(24,729)
Securities held to maturity:			
Proceeds from maturities and calls	33,010	37,439	29,556
Purchases	(40,142)	(56,865)	(44,183)
Loan purchases, originations and principal collections – net	(170,267)	(70,819)	(75,260)
Purchase of premises and equipment	(3,618)	(1,640)	(1,384)
Proceeds from sale of premises and equipment	5,460	-	-
Purchase of FHLB and FRB stock, net	874	(2,069)	(114)
Investment in equity-method investments	(41)	(47)	(136)
Acquisition of company, net of cash acquired	(10,092)	-	-
Acquisition of customer relationships	(319)	-	(1,420)
Proceeds from sale of other real estate	898	283	35
Net cash used in investing activities	(169,697)	(89,514)	(110,523)
Cash flows from financing activities:			
Net increase in demand, savings and money market deposits	133,040	8,371	12,871
Net increase (decrease) in time deposits	35,334	(7,186)	79,353
Overnight borrowings, net	(37,200)	41,600	-
Proceeds from term borrowings	15,000	-	-
Principal repayments of term borrowings	(103)	(62)	(61)
Repayment of junior subordinated debentures	-	(20,619)	-
Proceeds from issuance of junior subordinated debentures	-	20,619	30,928
Proceeds from sale of treasury stock	123	2	2
Payments to acquire treasury stock	(1,859)	(2,125)	(2,659)
Proceeds from issuance of treasury stock under stock option plan	607	737	617
Tax benefit from stock option exercise	152	246	349
Dividends paid	(4,266)	(3,813)	(3,351)
Net cash provided by financing activities	140,828	37,770	118,049
Net (decrease) increase in cash and cash equivalents	(8,222)	(32,448)	22,496
Cash and cash equivalents – beginning of year	40,892	73,340	50,844
Cash and cash equivalents – end of year	$ 32,670	40,892	73,340
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 26,087	34,227	26,399
Income taxes	$ 6,940	5,115	4,269
Supplemental schedule of noncash investing and financing activities:			
Real estate acquired in settlement of loans	$ 955	574	312
Held to maturity securities purchased, not settled at year-end	-	-	1,535
Acquisition:			
Fair value of assets acquired (noncash)	$ 15,866	-	1,420
Fair value of liabilities assumed	$ 5,455	-	-

See accompanying notes to Consolidated Financial Statements.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements December 31, 2008, 2007, and 2006

(1) Summary of Significant Accounting Policies

Business

Canandaigua National Corporation (the Company) provides a full range of financial services, including banking, trust, investment, and insurance services to individuals, corporations, and municipalities. The Company is subject to competition from other financial services and commercial companies in various regulated and unregulated industries. The Company and its subsidiaries are subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. Its principal operations comprise the activities of The Canandaigua National Bank and Trust Company (the Bank), CNB Mortgage Company (CNBM), and Genesee Valley Trust Company (GVT). GVT is included effective January 2, 2008, the date of its acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments in minority-owned entities under the equity method. The Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles and conform to predominant practices within the financial services industry.

In preparing the Consolidated Financial Statements, management made estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, particularly with respect to the allowance for loan losses and securities with other than temporary impairment.

Amounts in prior years' Consolidated Financial Statements are reclassified whenever necessary to conform to the current year's presentation.

Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents include cash, interest-bearing and other balances due from banks, and federal funds sold.

Securities

The Company classifies its debt securities as either available for sale or held to maturity as the Company does not hold any securities considered to be trading. Held to maturity securities are those that the Company has the ability and intent to hold until maturity. Held to maturity securities are recorded at amortized cost. All other securities not included as held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Except for unrealized losses charged to earnings for other-than-temporary-impairment, unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are included in accumulated other comprehensive income (loss) in stockholders' equity until realized.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near-term prospects of the issuer; and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. A decline in fair value of any security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

Interest income and dividends are recognized when earned. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Realized gains and losses are included in earnings and are determined using the specific identification method.

Loans

Loans, other than loans designated as held for sale, are stated at the principal amount outstanding net of deferred origination costs. Interest and deferred fees and costs on loans are credited to income based on the effective interest method. Loans held for sale are carried at the lower of cost or fair value.

(1) Summary of Significant Accounting Policies (continued)

The accrual of interest on commercial and real estate loans is generally discontinued, and previously accrued interest is reversed when the loans become 90 days delinquent or when, in management's judgment, the collection of principal and interest is uncertain. Loans are returned to accrual status when doubt no longer exists about the loan's collectibility. Consumer loans are generally charged off upon becoming 120 days past due.

Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable fair value or the fair value of collateral if the loan is collateral dependent. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans are generally applied to reduce the principal balance outstanding. In considering loans for evaluation of impairment, management generally excludes smaller balance, homogeneous loans: residential mortgage loans, home equity loans, and all consumer loans, unless such loans were restructured in a troubled debt restructuring. These loans are collectively evaluated for risk of loss.

Allowance for Loan Losses

The allowance for loan losses is a valuation reserve for probable losses in the loan portfolio. Credit losses arise primarily from the loan portfolio, but may also be derived from other credit-related sources, when drawn upon, such as commitments, guarantees, and standby letters of credit. Additions are made to the allowance through periodic provisions, which are charged to expense. All losses of principal are charged to the allowance when incurred or when a determination is made that a loss is expected. Subsequent recoveries, if any, are credited to the allowance.

The Company has established a process to assess the adequacy of the allowance for loan losses and to identify the risks in the loan portfolio. This process consists of the identification of specific reserves for identified problem commercial loans and the calculation of general reserves, which is a formula-driven allocation.

The calculation of the general reserve involves several steps. A historical loss factor is applied to each loan by loan type and loan classification. The historical loss factors are calculated using a loan-by-loan, trailing eight-quarter net loss migration analysis for commercial loans. For all other loans, a portfolio-wide, trailing eight-quarter net loss migration analysis is used. Adjustments are then made to the historical loss factors based on current-period quantitative objective elements (delinquency, non-performing assets, classified/criticized loan trends, charge-offs, concentrations of credit, recoveries, etc.) and subjective elements (economic conditions, portfolio growth rate, portfolio management, credit policy, and others). This methodology is applied to the commercial, residential mortgage, and consumer portfolios.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Land is carried at cost. Land improvements, buildings, leasehold improvements and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets, three to twenty-five years. Amortization of leasehold improvements is provided over the lesser of the term of the lease, including renewal options, when applicable, or the estimated useful lives of the assets.

Other Real Estate

Real estate acquired through foreclosure or deed in lieu of foreclosure (other real estate) is included in other assets and is recorded at the lower of the unpaid loan balance on the property at the date of transfer, or fair value, less estimated costs to sell. Adjustments made to the value at transfer are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value less estimated costs to sell. Adjustments to the carrying values of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. Operating earnings and costs associated with the properties are charged to other operating expense as incurred. Gains on the sale of other real estate are included in results of operations when the sale occurs.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements December 31, 2008, 2007, and 2006

(1) Summary of Significant Accounting Policies (continued)

Mortgage Servicing Assets

The Company services first-lien, residential loans for the Federal Home Loan Mortgage Company (FHLMC), also known as Freddie Mac, and certain commercial loans as lead participant. The associated servicing rights (assets) entitle the Company to a future stream of cash flows based on the outstanding principal balance of the loans and contractual servicing fees. Failure to service the loans in accordance with contractual requirements may lead to a termination of the servicing rights and the loss of future servicing fees.

The Company services all loans for FHLMC on a non-recourse basis; therefore, its credit risk is limited to temporary advances of funds to FHLMC, while FHLMC retains all credit risk associated with the loans. Commercial loans are serviced on a partial recourse basis, wherein the Company is subject to credit losses only to the extent of the proportionate share of the loan's principal balance owned.

Mortgage servicing assets are amortized to mortgage servicing income in the statement of income. In computing amortization expense, the Company uses historical prepayment rates for similar loan pools and applies this amortization rate to each pool. If prepayments occur at a rate different than the applied rate, the Company adjusts the specific pool's amortization in the period in which the change occurs.

For purposes of evaluating and measuring impairment of mortgage servicing rights, the Company stratifies these assets based on predominant risk characteristics of the underlying loans that are expected to have the most impact on projected prepayments, cost of servicing, and other factors affecting future cash flows associated with the servicing rights, such as loan type, rate, and term. The amount of impairment recognized is the amount by which the carrying value of the mortgage servicing rights for a stratum exceeds fair value. Impairment is recognized through a valuation allowance.

Goodwill and Intangible Assets

Goodwill has an indefinite useful life and is not amortized, but is tested for impairment. Goodwill impairment tests are performed on an annual basis or when events or circumstances dictate. In these tests, the fair value of the reporting unit with goodwill is compared to the carrying amount of that reporting unit in order to determine if impairment is indicated. If so, the implied fair value of the reporting unit's goodwill is compared to its carrying amount and an impairment loss is measured by the excess of the carrying value over fair value.

Intangible assets that have finite useful lives, such as customer relationship and trade name intangibles, are amortized over their useful lives. Customer relationship intangibles are generally amortized over 15 years using an accelerated method. Trade name intangible is amortized on a straight-line basis over three years. Amortization of these assets is reported in other operating expenses. The amortization period is monitored to determine if circumstances require the period to be revised. The Company periodically reviews its intangible assets for changes in circumstances that may indicate the carrying amount of the assets are impaired. The Company tests its intangible assets for impairment if conditions indicate that an impairment loss has more likely than not been incurred by evaluating the recoverability of the assets' carrying value using estimates of undiscounted future cash flows over the remaining assets' lives. Any impairment loss is measured by the excess of carrying value over fair value.

Debt Issuance Costs

Costs incurred to issue long-term debt are deferred and amortized on a straight-line basis to interest expense over the expected life of the debt instrument.

Stock-Based Compensation

Stock-based compensation expense is recognized in the statement of income over the awards vesting period based on the fair value of the award at the grant date.

The Company accounts for the liability associated with its stock appreciation rights plan at fair value which is re-measured each reporting period. Fair value is measured using the Black-Scholes-Merton option pricing model. The associated compensation expense reported in the statement of income represents the change in the re-measured liability.

(1) Summary of Significant Accounting Policies (continued)

Income Taxes

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and New York State. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value. If certain conditions are met, a derivative may be specifically designated as: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (b) a hedge of the exposure to variable cash flows of a forecasted transaction; or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction. Pursuant to the standard, the accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. At inception of the hedge, management establishes the application of hedge accounting and the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. These are consistent with management's approach to managing risk.

The Company's derivative financial instruments include: (1) commitments to originate fixed-rate residential real estate loans to be held for sale; (2) commitments to sell fixed-rate residential loans; and (3) an interest rate swap agreement.

Commitments to originate and commitments to sell fixed-rate residential real estate loans are recorded in the consolidated balance sheet at estimated fair value. Neither of these derivatives instruments is considered a hedge; therefore, periodic changes in the fair value of these instruments are recognized in mortgage banking income in the period in which the change occurs. However, due to the minimal volume and short-term nature of these instruments, the net impact of a change in fair value from the instruments' initially recognized fair value is generally immaterial.

The Company utilizes an interest rate swap agreement as part of its management of interest rate risk to modify the repricing characteristics of its floating-rate junior subordinated debentures. For this swap agreement, amounts receivable or payable are recognized as accrued under the terms of the agreement, and the net differential is recorded as an adjustment to interest expense of the related debentures. The interest rate swap agreement is designated as a cash flow hedge. Therefore, the effective portion of the swap's unrealized gain or loss was initially recorded as a component of other comprehensive income. The ineffective portion of the unrealized gain or loss, if any, is immediately reported in other operating income.

Accumulated Other Comprehensive Income

The Company's comprehensive income consists of net income, changes in the net unrealized holding gains and losses of securities available for sale, and the unrealized gain or loss on the effective portion of the cash flow hedge. Accumulated other comprehensive income (loss) on the consolidated statements of stockholders' equity is presented net of taxes.

Trust and Investment Services Income

Assets held in fiduciary or agency capacity for clients are not included in the accompanying consolidated balance sheets, since such assets are not assets of the Company. Fee income is recognized when earned.

(1) Summary of Significant Accounting Policies (continued)

Treasury Stock

Treasury stock is carried on the consolidated balance sheet at cost as a reduction of stockholders' equity. Shares are released from Treasury at original cost on a first-in, first-out basis, with any gain on the sale reflected as an adjustment to additional paid-in capital. Losses are reflected as an adjustment to additional paid-in capital to the extent of gains previously recognized, otherwise as an adjustment to retained earnings.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share includes the maximum dilutive effect of stock issuable upon exercise of stock options.

New Accounting Standards

The Company adopted the provisions of SFAS No. 156, *Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140* on January 1, 2007. This statement impacted the Company's method for initially measuring servicing rights by changing to a full fair value approach from an allocated fair value approach. Implementation did not have a material impact on the Company's financial condition or results of operations.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,* (FIN 48), on January 1, 2007. Since the Company did not have any significant unrecognized tax benefits, there was no effect on its financial condition or results of operations as a result of implementing FIN 48. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits

The Company implemented the provisions of Financial Accounting Standards Board (FASB) Statement No. 157 [as amended], *Fair Value Measurements*, on January 1, 2008. (In accordance with FASB Statement of Position No. 157-2, *Effective Date of FASB Statement No. 157*, the Company has delayed application of Statement No. 157 for non-financial assets and non-financial liabilities until January 1, 2009.) This Statement provides guidance for using fair value to measure assets and liabilities and requires expanded disclosures about the extent to which companies measure assets and liabilities at fair value, and the effect of fair value measurements on earnings. This standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Implementation of this statement had no practical impact on our financial position or results of operations, because there was no substantive change in our accounting for the financial instruments we report at fair value.

Fair value is based upon quoted market prices, where available. If listed prices or quotes or third-party valuations are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves.

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*, in February 2007. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

(1) Summary of Significant Accounting Policies (continued)

This Statement was effective for the Company on January 1, 2008. Adoption of the Statement had no impact on the financial position or results of operations of the Company as management did not make a fair value election for eligible items. Except for instruments explicitly required to be measured at fair value the Company does not use fair value to measure its financial instruments.

(2) Acquisitions of Trust and Investment Management Accounts and Trust Company

On September 29, 2006, the Bank acquired from another bank investment management accounts and assumed the successor trustee role for personal trusts. The market value of the underlying assets was approximately $66.6 million and was added to existing assets under administration. In connection with the acquisition, the Company recorded, at cost, a customer list intangible asset of approximately $1.4 million. The asset is being amortized on an accelerated basis over fifteen years.

On January 2, 2008, the Company completed its acquisition of 100% of the voting shares of Genesee Valley Trust Company (GVT), a Rochester-based New York State chartered trust company. The acquisition of GVT provides the Company with additional trust and investment services income. The total cash purchase price will approximate $18.7 million to $21.3 million depending upon the achievement of certain operating results in the three years following the acquisition. An initial payment of $13.1 million was made at closing. A subsequent payment of $4.1 million was made in January 2009. Total remaining annual payments to be made in the next two years range from $1.6 million to $4.2 million. The acquisition resulted in the recording of certain intangible assets (customer list: $6.9 million; trade name: $0.1 million) and goodwill all of which totaled $8.7 million, and substantially all of which will be deductible for income tax purposes. In addition, a non-interest bearing note payable totaling $5.5 million was recorded along with a discount on the note of $0.5 million. Additional goodwill approximating $2.6 million may be recorded depending upon the amount of future annual payments. The customer list intangible is being amortized on an accelerated basis over fifteen years, the trade name over three years. The note discount is being amortized over three years to interest expense. Financial results for GVT are included in the Consolidated Financial Statements of the Company beginning with the first quarter of 2008.

On December 31, 2008, the Bank acquired from an investment management company investment management accounts and assumed the successor trustee role for personal trusts. The market value of the underlying assets was approximately $55.0 million and was added to existing assets under administration. An initial payment of $0.3 million was made at closing. Total remaining annual payments to be made in the next two years approximate $0.3 million, and are dependent upon the achievement of certain operating results. The acquisition resulted in the recording of a customer list intangible asset of $0.6 million, substantially all of which will be deductible for income tax purposes. The Company also recorded a non-interest bearing note totaling $0.3 million. The intangible asset is being amortized on an accelerated basis over fifteen years.

Acquisition-related identifiable intangible assets were comprised of the following at December 31, (in thousands):

	2008	2007
Gross carrying amounts		
Customer list intangible from 2006	$ 1,420	1,420
Customer list intangible from GVT	6,870	-
Trade name from GVT	100	-
Customer list intangible from investment company	619	-
Total	9,009	1,420
Less accumulated amortization	1,273	219
Intangible asset - net	$ 7,736	1,201

Amortization expense amounted to $1,054,000, $175,000, and $44,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Amortization expense is projected over the next five years as follows: 2009: $1,063,000; 2010: $989,000; 2011: $881,000; 2012: $807,000, and 2013: $733,000.

Goodwill was $8.7 million at January 2, 2008, and increased by $0.1 million to $8.8 million at December 31, 2008, associated with an additional payment due to GVT's former shareholders based upon GVT's 2008 operating results.

(3) Securities

Information about the securities portfolios follows (in thousands):

	December 31, 2008			
		Gross Unrealized		
	Amortized Cost	Gains	Losses	Fair Value
Securities Available for Sale:				
U.S. government sponsored agencies obligations	$ 21,997	400	-	22,397
State and municipal obligations	70,578	1,366	(28)	71,916
Corporate obligations[1]	1,344	-	(446)	898
Equity securities	1,293	21	(5)	1,309
Total securities Available for Sale	$ 95,212	1,787	(479)	96,520

[1]Amortized cost includes a $700,000 write-down for other-than-temporary impairment.

	Amortized Cost	Gains	Losses	Fair Value
Securities Held to Maturity:				
U.S. Treasury	$ 4,999	86	-	5,085
U.S. government sponsored agencies obligations	12	4	-	16
State and municipal obligations	156,187	3,240	(110)	159,317
Corporate obligations	540	23	(5)	558
Total securities Held to Maturity	$ 161,738	3,353	(115)	164,976

	December 31, 2007			
		Gross Unrealized		
	Amortized Cost	Gains	Losses	Fair Value
Securities Available for Sale:				
U.S. government sponsored agencies obligations	$ 66,669	159	(32)	66,796
State and municipal obligations	41,009	369	(82)	41,296
Corporate obligations	2,070	-	(41)	2,029
Equity securities	693	-	-	693
Total securities Available for Sale	$ 110,441	528	(155)	110,814
Securities Held to Maturity:				
U.S. Treasury	$ 9,996	153	-	10,149
U.S. government sponsored agencies obligations	1,514	6	-	1,520
State and municipal obligations	143,568	1,230	(230)	144,568
Corporate obligations	333	40	(1)	372
Total securities Held to Maturity	$ 155,411	1,429	(231)	156,609

(3) Securities (continued)

| | December 31, 2006 | | | |
| | **Amortized Cost** | **Gross Unrealized** | | **Fair Value** |
		Gains	**Losses**	
Securities Available for Sale:				
U.S. government sponsored agencies obligations	$ 75,153	-	(1,321)	73,832
State and municipal obligations	35,765	78	(352)	35,491
Corporate obligations	3,622	64	(4)	3,682
Equity securities	93	-	-	93
Total securities Available for Sale	$ 114,633	142	(1,677)	113,098
Securities Held to Maturity:				
U.S. Treasury	$ 11,949	6	(23)	11,932
U.S. government sponsored agencies obligations	5,009	6	(2)	5,013
State and municipal obligations	120,697	418	(788)	120,327
Corporate obligations	374	46	-	420
Total securities Held to Maturity	$ 138,029	476	(813)	137,692

The amortized cost and fair value of debt securities by years to maturity as of December 31, 2008, follow (in thousands). Maturities of mortgage-backed securities are classified in accordance with the contractual repayment schedules. Expected maturities will differ from contracted maturities since issuers may have the right to call or prepay obligations without penalties.

| | Available for Sale | | Held to Maturity | |
	Amortized Cost[1]	**Fair Value**	**Amortized Cost**	**Fair Value**
Years				
Under 1	$ 6,987	7,104	36,664	36,976
1 to 5	57,298	58,421	92,417	94,469
5 to 10	28,290	28,788	30,974	31,828
10 and over	1,344	898	1,683	1,703
Total	$ 93,919	95,211	161,738	164,976

[1]Amortized cost includes a $700,000 write-down for other-than-temporary impairment.

At December 31, 2008, and 2007, securities at amortized cost of $180,892,000 and $168,362,000, respectively, were pledged to secure municipal deposits and for other purposes required or permitted by law.

There were no securities sales in any year presented.

Interest on securities segregated between taxable interest and tax-exempt interest for the years ended December 31, 2008, 2007, and 2006, follows (in thousands):

	2008	**2007**	**2006**
Taxable	$ 2,277	4,242	3,834
Tax-exempt	7,095	5,964	5,247
Total	$ 9,372	10,206	9,081

(3) Securities (continued)

The following table presents information (in thousands) about securities with gross unrealized losses at December 31, 2008, excluding those for which other-than-temporary-impairment charges have been taken, aggregated by category and length of time that individual securities have been in a continuous loss position.

	Less than 12 months		Over 12 months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities Available for Sale				
U.S. government sponsored agencies obligations	$			
State and municipal obligations	6,742	25	750	3
Corporate and foreign obligations	-	-	598	446
Equity securities	595	5	-	-
Total temporarily impaired securities	$ 7,337	30	1,348	449
Securities Held to Maturity				
State and municipal obligations	$ 5,260	63	4,999	47
Corporate obligations	116	2	24	3
Total temporarily impaired securities	$ 5,376	65	5,023	50

Substantially all of the unrealized losses on the Company's investments were caused by market interest rate changes from those in effect when the securities were purchased by the Company. With the exception of certain corporate obligations, discussed below, the contractual terms of these investments do not permit the issuer to settle the securities at a price less than par value. Again, except for certain corporate obligations, all investments rated by an independent rating agency carry an investment grade rating. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be, and is likely to be, maturity, the Company does not consider these investments to be other than temporarily impaired at December 31, 2008, except as discussed below.

In the available-for-sale portfolio, the Company holds approximately $0.9 million of bank trust-preferred securities with an adjusted cost basis of $1.3 million. These securities are backed by debt obligations of banks, with about $0.9 million of the securities backed by two of the largest U.S. banks and $0.4 million backed by a pool of banks (pooled trust preferred). As a result of market upheaval, a lack of regular trading market in these securities, and bank failures, the fair value of these securities had fallen sharply in 2008. There has been no reduction in our cash receipts (interest) on these securities; that is, they are current as to principal and interest. However, the collateral underlying the pooled trust preferreds has diminished due to debt defaults and interest deferrals of some of the banks. Management analyzed the expected underlying cash flows and the ability of the collateral to produce sufficient cash flows to support future principal and interest payments. Management's analysis indicated these cash flows would be insufficient, and accordingly, the Company wrote down these pooled trust preferreds by $0.7 million during the quarter ended September 30, 2008. Future write-downs could occur if the fair value of these securities or the underlying banks' financial conditions deteriorate further.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements December 31, 2008, 2007, and 2006

(3) Securities (continued)

The following table presents information (in thousands) about securities with gross unrealized losses at December 31, 2007, aggregated by category and length of time that individual securities have been in a continuous loss position.

	Less than 12 months		Over 12 months	
	Fair	Unrealized	Fair	Unrealized
Securities Available for Sale	**Value**	**Losses**	**Value**	**Losses**
U.S. government sponsored agencies obligations	$ -	-	13,074	32
State and municipal obligations	-	-	9,285	82
Corporate obligations	878	39	151	2
Total temporarily impaired securities	$ 878	39	22,510	116
Securities Held to Maturity				
State and municipal obligations	$ 5,225	27	24,352	203
Corporate obligations	-	-	26	1
Total temporarily impaired securities	$ 5,225	27	24,378	204

The aggregate cost of the Company's cost-method investments totaled $3.5 million and $4.3 million at December 31, 2008, and 2007, respectively, of which $2.9 million and $3.8 million, respectively, were in Federal Home Loan Bank stock and Federal Reserve Bank stock, required by law.

(4) Loans

The major classifications of loans at December 31, 2008, and 2007, follow (in thousands):

	2008	2007
Commercial, financial, and agricultural	$ 205,818	194,395
Mortgages:		
Commercial	389,907	349,430
Residential - first lien	213,411	158,655
Residential - junior lien	75,971	69,407
Consumer:		
Automobile - indirect	168,830	119,775
Other	25,999	21,767
Other	847	1,263
Loans held for sale	2,053	1,810
Total loans	1,082,836	916,502
Plus - Net deferred loan costs	5,776	4,047
Less - Allowance for loan losses	(11,992)	(9,679)
Loans - net	$ 1,076,620	910,870

Commercial loan participations sold to others amounted to $97,390,000 and $98,472,000 at December 31, 2008, and 2007, respectively. Residential mortgage loans serviced for others, amounted to $265,885,000 and $277,774,000 at December 31, 2008, and 2007, respectively. None of these loans are included in the Consolidated Financial Statements or the table above.

(4) Loans (continued)

A summary of the changes in the allowance for loan losses follows (in thousands):

	Years Ended December 31,		
	2008	**2007**	**2006**
Balance at the beginning of year	$ 9,679	9,041	7,986
Provision charged to operations	3,805	2,375	1,831
Loans charged off	(2,130)	(2,466)	(1,656)
Recoveries of loans charged off	638	729	880
Balance at end of year	$ 11,992	9,679	9,041

A summary of information regarding nonaccruing loans and other nonperforming assets follows (in thousands):

	2008	**2007**	**2006**
Accruing loans 90 days or more delinquent	$ 796	255	661
Nonaccruing loans	8,769	5,230	6,445
Total nonperforming loans	9,565	5,485	7,106
Other real estate owned	729	691	292
Total nonperforming assets	$ 10,294	6,176	7,398
Reduction of interest income related to nonaccrual loans	$ 380	489	536

At December 31, 2008, the Company had no firm commitments to lend additional funds to borrowers with loans in nonaccrual status.

A summary of information regarding impaired loans follows (in thousands):

	2008	**2007**	**2006**
Recorded investment at December 31,	$ 8,769	5,230	6,445
Impaired loans with related allowance at December 31,	$ -	868	194
Amount of related allowance at December 31,	$ -	675	194
Average investment for year ended December 31,	$ 7,864	6,171	6,713
Interest income recognized on a cash basis during the year	$ 33	11	63

The Company's market area is generally Western Ontario County and Monroe County of New York State. Substantially all loans are made in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the economic conditions in this area.

The Company's concentrations of credit risk are as disclosed in the table of loan classifications. The concentrations of credit risk in loan commitments and letters of credit parallel the loan classifications reflected. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

Certain executive officers, directors and their business interests are customers of the Company. Transactions with these parties are based on substantially the same terms as similar transactions with unrelated third parties and do not carry more than normal credit risk. Borrowings by these related parties amounted to $5,637,000 and $3,461,000 at December 31, 2008, and 2007, respectively. During 2008, new borrowings amounted to $3,133,000 (including borrowings of executive officers and directors that were outstanding at the time of their election), and repayments and other reductions were $957,000.

(5) Premises and Equipment

A summary of premises and equipment at December 31, 2008, and 2007, follows (in thousands):

	2008	2007
Land and land improvements	$ 827	1,466
Buildings and leasehold improvements	17,787	22,045
Furniture, fixtures and equipment	15,652	13,572
	34,266	37,083
Less accumulated depreciation and amortization	22,998	23,606
Premises and equipment - net	$ 11,268	13,477

Depreciation and amortization expense amounted to $2,029,000, $2,039,000, and $1,990,000, for the years ended December 31, 2008, 2007, and 2006, respectively.

In June 2008, the Company completed the sale and subsequent lease-back of six banking offices. Total proceeds from the sale amounted to $5,460,000. The carrying value and transaction costs totaled $4,013,000, resulting in a net gain of $1,447,000. Included in this gain was a loss on disposal of one office, amounting to $111,000. The gross gain of $1,558,000 is deferred and included in Accrued Interest Payable and Other Liabilities in the Consolidated Balance Sheet and will be amortized as a credit to Occupancy expenses on a straight-line basis for 15 years through 2023, the term of the underlying leases.

(6) Mortgage Servicing Assets

Changes in mortgage servicing assets were as follows (in thousands):

Year ended December 31,

	2008	2007	2006
Beginning balance	$ 1,091	1,331	1,569
Originations	147	121	108
Amortization	(383)	(361)	(346)
Ending balance	$ 855	1,091	1,331

Mortgage servicing income, net, includes $931,000, $933,000, and $960,000, of contractually specified servicing fees for the years ended December 31, 2008, 2007, and 2006, respectively. Future amortization expense is estimated to be $350,000, $224,000, $125,000, $74,000, and $44,000 for the next five years.

The estimated fair value of mortgage servicing rights was $1,597,000 and $2,344,000 at December 31, 2008 and 2007, respectively. The estimated fair value of these rights may vary significantly in subsequent periods due to changing interest rates and the effect thereof on prepayment speeds. Additionally, estimated fair value assumes there are a willing buyer and willing seller in the transaction. Management does not intend to sell these servicing rights.

The key economic assumptions used to determine the fair value of mortgage servicing rights at December 31, 2008 were a discount rate of 9.00% and weighted average portfolio maturity of 17.7 years. The sensitivity of fair value to changes in certain portfolio characteristics are summarized in the table that follows (dollars in thousands). These calculated sensitivities are hypothetical, and actual changes in the fair value of mortgage servicing rights may differ significantly from the amounts presented herein. The effect of a variation in a particular assumption or characteristic on the fair value of the servicing rights is calculated without changing any other assumption. However, in practice, changes in one factor may result in changes in another which may magnify or counteract the sensitivities. The changes in assumptions are presumed to be instantaneous.

Weighted-average prepayment speed	351 %
Impact on fair value of 20% adverse change	$ (177)
Impact on fair value of 20% positive change	177
Weighted-average current coupon for similar loans	5.64 %
Impact on fair value of 100 basis point adverse change	$ (583)
Impact on fair value of 100 basis point positive change	431

(7) Time Deposits

At December 31, 2008, the scheduled maturity of time deposits was as follows (in thousands):

2009	$ 309,843
2010	76,114
2011	67,012
2012	433
2013	292
	$ 453,694

Time deposits of $100,000 or more amounted to $197,399,000 at December 31, 2008, and $217,115,000 at December 31, 2007. Interest expense on all time deposits of $100,000 or more was as follows: $6,876,000 in 2008, $13,069,000 in 2007, and $9,361,000 in 2006.

(8) Borrowings

The following table presents information about short-term borrowings during each of the three years ended December 31, (dollars in thousands):

	2008	2007	2006
Amount outstanding at December 31,	$ 4,400	41,600	-
Highest amount at a month end	$ 54,400	41,600	3,200
Daily average amount outstanding	$ 22,812	1,321	80
Weighted average interest rate paid	2.33%	4.42%	5.27%

The following table presents information about the Company's formal available lines of credit and related loan collateral at December 31, 2008 (in thousands). Amounts outstanding include borrowings, and undrawn letters of credit in the Company's favor of $2,804,000.

	Outstanding	Unused	Collateralized by	Carrying Value of Collateral
Federal Home Loan Bank of New York	$ 22,863	$ 91,406	Residential mortgage loans and FHLB Stock	$ 146,289
Federal Reserve Bank of New York	$ -	$ 135,670	Indirect automobile loans	$ 169,463

Borrowings consisted of the following at December 31, 2008, and 2007 (in thousands):

	2008	2007
FHLB overnight advance	$ 4,400	41,600
FHLB term advances	15,659	690
Acquisition debt and other borrowing	5,925	72
	25,984	42,362
Less: discount on acquisition debt	(125)	-
	$ 25,859	42,362

In 2008, the Bank borrowed $15,000,000 from the FHLB. Of this term advance, $7,500,000 bears interest at 3.32% per annum and matures August 2009, while the other $7,500,000 bears interest at 3.64% per annum and is due August 2010. In 1995, the Bank borrowed $1,023,000 from the FHLB at an average effective rate of 2.56% to fund low-income housing projects. This debt matures July 2010, and has a current balance of $659,000. In 2000, the Bank borrowed $262,000 at 6.50% to purchase a banking branch location. This debt was liquidated in 2008.

(8) Borrowings (continued)

Scheduled maturities of the Company's borrowings at December 31, 2008, follow (dollars in thousands):

	Amount	Weighted Average Interest Rate
2009 overnight	$ 4,400	0.44%
2009	11,734	2.13%
2010	9,520	3.04%
2011	330	0.00%
Total	$ 25,984	2.15%

Advances under the overnight line of credit with the FHLB of New York are payable on demand and generally bear interest at the federal funds rate plus .10 %. The Company also has access to the FHLB's Term Advance Program, which allows the Bank to borrow up to $100,000,000 at various terms and rates, subject to the Bank pledging eligible collateral. Advances under the Federal Reserve Bank of New York are payable the following business day and bear interest at the Federal Reserve Bank of New York's discount rate for primary credit, which is generally 0.25% to 1.00% above the target federal funds rate.

(9) Junior Subordinated Debentures and Interest Rate Swap

In September 2007, the Company issued $20,619,000 of unsecured, 30-year junior subordinated deferrable interest debentures (T3) through a wholly-owned business trust. The debentures carry a fixed interest rate of 6.32% per annum for the first five years, floating thereafter for twenty-five years at LIBOR plus 1.44% per annum, adjustable quarterly. Interest is payable quarterly. The debentures' final maturity is December 2037, and is callable, in whole or in part, at par after five years at the Company's option, and subject to Federal Reserve Bank of New York approval. Interest payments can be deferred for up to five years, but would restrict the Company's ability to pay dividends. At December 31, 2008, approximately $2.8 million and $17.8 million of these debentures were considered Tier I and Tier II capital, respectively, for regulatory purposes.

In June, 2006, the Company issued $30,928,000 of unsecured, 30-year floating rate junior subordinated deferrable interest debentures (T2) through a wholly-owned business trust. The debentures carry an interest rate of 3-month LIBOR plus 1.40% (3.40% at December 31, 2008). Interest is payable quarterly. The debentures' final maturity is June 2036, and is callable, in whole or in part, at par after five years at the Company's option, and subject to Federal Reserve Bank of New York approval. Interest payments can be deferred for up to five years, but would restrict the Company's ability to pay dividends. At December 31, 2008, these debentures were considered Tier I capital of the Company.

In June 2002, the Company issued $20,619,000 of unsecured, 30-year floating rate junior subordinated deferrable interest debentures (T1) through a wholly-owned business trust. These debentures carried an interest rate of 3-month LIBOR plus 3.45% capped at 11.95% for the first five years. Interest was payable quarterly. The debentures' final maturity was June 2032, and were callable, in whole or in part, at par after five years at the Company's option, upon regulatory approval. Interest payments could be deferred for up to five years, but would have restricted the Company's ability to pay dividends. In June 2007, the Company repaid these debentures in full.

In December 2007, the Company entered into an interest rate swap agreement (swap). The Company designated the swap as a cash flow hedge and it is intended to protect against the variability of cash flows associated with T2. The swap modifies the repricing characteristic of T2, wherein the Company receives interest at LIBOR plus 1.40% from a counterparty and pays a fixed rate of interest of 5.54% to the same counterparty calculated on a notional amount of $30,928,000. This agreement will expire in June 2011. The swap agreement was entered into with a counterparty that met the Company's credit standards, and the agreement contains collateral provisions protecting the at-risk party. The Company believes that the credit risk inherent in this contract is not significant. At December 31, 2008, the Company pledged $1,860,000 cash collateral to the counter party.

At December 31, 2008, the fair value of the swap agreement was a negative (loss) $1,872,000 (December 31, 2007: $99,000 (loss)), and was the amount the Company would have expected to pay to terminate the agreement. The net effect of the swap in 2008 was to increase interest expense by $279,000 and in 2007 was a decrease in interest expense of $15,000. There was no hedge ineffectiveness for this swap.

(10) Income Taxes

Total income taxes for the years ended December 31, 2008, 2007, and 2006, were allocated as follows (dollars in thousands):

	2008	2007	2006
Income from operations	$ 4,958	4,680	4,244
Income tax benefit from stock option exercise	(152)	(246)	(349)
Change in stockholders' equity for unrealized gain on securities available for sale	363	755	39
Change in stockholders' equity for unrealized loss on fair value of interest rate swap	(731)	-	-
	$ 4,438	5,189	3,934

The components of income tax expense (benefit) relating to income from operations follow (in thousands):

	Years ended December 31,		
Current:	**2008**	**2007**	**2006**
Federal	$ 5,472	4,456	4,387
State	971	750	748
	6,433	5,206	5,135
Deferred:			
Federal	(1,165)	(491)	(728)
State	(310)	(35)	(163)
	(1,475)	(526)	(891)
	$ 4,958	4,680	4,244

Income tax expense differed from the amounts computed by applying the applicable U.S. Federal corporate tax rates to pretax income from operations as follows (dollars in thousands):

	Years ended December 31,		
	2008	**2007**	**2006**
Tax expense at statutory rate of 35% (34% in 2007 and 2006)	$ 6,612	5,827	5,491
Tax-exempt interest	(2,483)	(2,028)	(1,784)
Interest expense disallowance	252	297	231
State taxes, net of Federal benefit	430	472	386
Nondeductible operating expenses	73	41	44
Change in valuation allowance for deferred tax assets	(2)	(2)	(2)
Other	76	73	(122)
Total	$ 4,958	4,680	4,244
Effective tax rate	26.2%	27.3%	26.3%

(10) Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008, and 2007, are presented below (in thousands):

	2008	2007
Deferred tax assets:		
Allowance for loan losses - books	$ 4,750	3,774
Incentive stock and retirement plans	382	347
Stock options	75	70
Loss carryforwards from subsidiaries	73	177
Interest on nonaccrual loans	841	726
Gain on sale of premises and equipment – books	597	-
Write-down of available-for-sale securities	319	-
Minority-owned entities	113	55
Depreciation	66	468
Net unrealized loss on interest rate swap	731	-
Other	74	330
Deferred tax assets before allowance	8,021	5,947
Valuation allowance	(84)	(86)
Deferred tax assets	7,937	5,861
Deferred tax liabilities:		
Allowance for loan losses – state tax	112	67
Mortgage servicing rights	351	425
Net unrealized gain on available for sale securities	506	143
Deferred tax liabilities	969	635
Net deferred tax asset	$ 6,968	5,226

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of deferred tax liabilities, the level of historical taxable income, and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets are deductible. Based on its assessment, management determined that no valuation allowance was needed except for that related to its nonbank subsidiaries' mortgage tax credits.

No interest expense was recognized during 2008 or 2007 for any unrecognized tax benefits. The Company is not subject to U.S. federal tax examinations for years before 2005 or state tax examinations for years before 2006.

(11) Stockholders' Equity

Payment of dividends by the Bank to the Company is limited or restricted in certain circumstances. According to federal banking law, the approval of the Office of the Comptroller of the Currency (OCC) is required for the declaration of dividends in any year in which dividends exceed the total of net income for that year plus retained income for the preceding two years. At December 31, 2008, $28,573,000 was available for dividends to the Company without the approval of the OCC.

(12) Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2008, 2007, and 2006, were computed as follows (dollars in thousands, except share data):

		2008	2007	2006
Basic Earnings Per Share				
Net Income applicable to common shareholders	$	13,933	12,458	11,906
Weighted average common shares outstanding		473,309	476,221	478,392
Basic earnings per share	$	29.44	26.16	24.89
		2008	**2007**	**2006**
Diluted Earnings Per Share				
Net income applicable to common shareholders	$	13,933	12,458	11,906
Weighted average common shares outstanding		473,309	476,221	478,392
Effect of dilutive securities - stock options		8,202	9,497	11,494
Total		481,511	485,718	489,886
Diluted earnings per share	$	28.94	25.65	24.30

(13) Employee Benefits

Retirement Plans

The Company has a combined profit sharing and 401(k) plan covering substantially all Bank employees and a 401(k) plan for non-Bank employees upon completion of 1,000 hours of service with respect to full-time employees, and 870 hours of service for part-time employees. Contributions to the Bank plan are determined by a mathematical formula which takes into account average net income of the Bank for the current and prior year, the level of the Bank's stockholders' equity and average Bank employee compensation. Both plans are subject to a minimum contribution of 3% of eligible compensation. It is the Company's policy to annually fund current costs as they accrue. Expenses of these plans amounted to $2,210,000, $1,878,000, and $1,817,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (ESOP) for employees of the Bank. Annual contributions are made at the discretion of the Board of Directors. ESOP expense amounted to $165,000, $144,000, and $129,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Shares distributed to a participant upon termination of service are subject to a put option whereby the participant may cause the Company to purchase the shares at fair value. At December 31, 2008, and 2007, the plan held 6,868 and 6,591 shares with an estimated fair value, at the respective dates, of $2,170,000 and $2,140,000.

Supplemental Executive Retirement Plans

The Company has two non-qualified, supplemental executive retirement plans (SERP) covering certain executives designed to compensate for the portion of cash compensation unable to be included in the profit sharing and 401(K) plan, because of limitation in the Internal Revenue Code. The Company had accrued a liability of $484,000 and $409,000 at December 31, 2008 and 2007, respectively, for these SERPs. Expenses of these plans amounted to $75,000, $50,000, and $42,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

(14) Stock-Based Compensation Plans

The Company has two stock-based compensation plans (Stock Option Plan and Stock Appreciation Rights Plan) for executives, which are described below. Amounts recognized in the Consolidated Financial Statements with respect to these plans are as follows (in thousands):

	2008	2007	2006
Stock option plan	$ 10	90	92
Incentive stock plan	(5)	17	(78)
Pre-tax cost of plans included in salaries and employee benefits expenses	$ 5	107	14
Amount of related income tax benefit recognized in income	$ 2	42	6

Stock Option Plan

The Company's stock option plan authorized grants of options to purchase up to 48,000 shares of common stock. All 48,000 options available were granted by year-end 2004. There are no future expenses associated with the unvested options. The options were granted with an exercise price equal to the fair value of the common stock on the grant date based on the most recent public stock sale known to the Company immediately preceding the grant. The options are exercisable either five years from the date of grant or at the later of age 55 or 15 years of continuous employment with the Company or at normal retirement age (65).

The following summarizes outstanding and exercisable options at December 31, 2008:

	2008	
	#	Weighted Average Exercise Price
Options outstanding at beginning of the year	32,347	$ 174.09
Granted	-	-
Exercised	3,124	194.12
Expired	-	-
Options outstanding at year end	29,223	$ 171.95
Options exercisable at year end	24,076	$ 159.40
Options available for future grants	none	

At December 31, 2008, the intrinsic value of all outstanding options was approximately $4,207,000, while the intrinsic value of vested options included in this total was approximately $3,768,000. The intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 was $381,000, $617,000, and $874,000, respectively. The fair value of options vested during each of those years was $76,000, $88,000, and $194,000, respectively.

Options outstanding (both exercisable and unexercisable) at December 31, 2008, had exercise prices ranging from $120.17 to $293.85. The weighted average expected life of the options is six years. Since the options have no stated expiration date, the expected life is calculated as the number of years from grant date to the grantee's 65th birthday.

The source of shares issued upon exercise has historically been, and is expected to be, treasury shares. From time to time, the Company expects to purchase shares for treasury to be used for these exercises. The amount of shares, timing, and cost of these purchases cannot be determined, as the Company does not know when and in what quantity participants will exercise their options.

(14) Stock Based Compensation Plans (continued)

Stock Appreciation Rights Plan

The Company has an incentive stock appreciation rights plan for executives which allows for the award of Stock Appreciation Rights (SAR) [awards]. The number of awards issued is based upon return on beginning equity in each year. SARs represent the right to receive payment in cash or stock equal to the amount, if any, by which the market value per share of common stock on the date of exercise exceeds the SARs grant price. Long-term SARs are exercisable at the later of age 55 and 15 years of continuous employment with the Company or at normal retirement age (65). Medium-term SARs are exercisable five years from the date of grant or upon retirement. The following summarizes the activity of these awards as of and for the year ended December 31, 2008.

	Long-term SARs		Medium-term SARs	
	#	Weighted Average Grant Price	#	Weighted Average Grant Price
Awards outstanding, January 1, 2008	5,444	$ 261.00	3,985	$ 270.56
Granted	1,054	$ 324.66	701	$ 324.66
Exercised	-	$ -	-	$ -
Expired	-	-	-	-
Awards outstanding at December 31, 2008	6,498	$ 264.01	4,686	$ 273.20
Awards exercisable at December 31, 2008	2,939	$ 241.65	-	$ -

In February 2008, certain executives were awarded a total of 1,054 long-term SARs and 701 medium-term SARs, all at a grant price of $324.66 per share, the then current market value (based on the most recent public stock sale known to the Company immediately preceding the grant) of the Company's common stock.

No awards were exercised in 2008. The total amount of cash used to settle the exercise of the awards during the years ended December 31, 2007, and 2006 was equivalent to their intrinsic value and amounted to $41,000, and $277,000, respectively. The fair value of awards vested during years ended December 31, 2008, 2007, and 2006 amounted to $-0-, $69,000 and $276,000, respectively.

The weighted average estimated per-award fair value, as of December 31, 2008, for long-term SARs (LTS) was $43.28 and for medium-term SARs (MTS) was $40.32. Fair value was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions. No forfeitures are assumed, as none are anticipated.

Award Type	LTS	MTS
Per-award fair value	$ 43.28	$ 40.32
Expected dividend yield	2.86%	2.86%
Risk-free interest rate	1.87%	1.87%
Expected Life	7.12 years	7.12 years
Volatility	12.85%	12.85%

Long-term SAR's outstanding (both exercisable and unexercisable) at December 31, 2008, had exercise prices ranging from $0 to $360.28. Medium-term SARs outstanding (both exercisable and unexercisable) at December 31, 2008, had exercise prices ranging from $111.94 to $360.28. The weighted average expected life of these awards is seven years. Since these awards have no stated expiration date, the expected life is calculated as the number of years from grant date to the grantee's 60th birthday, which is the historical life for similar past awards. Based upon current assumptions, the estimated compensation cost related to non-vested awards not yet recognized is $270,000, which is expected to be recognized over a weighted average period of five years. The Company had accrued a liability of $480,000 and $485,000 at December 31, 2008 and 2007, respectively, representing the accumulated fair-value vested obligation of these awards under the plan.

In consideration of changes in tax law, on January 1, 2009, 1,068 long-term SARs with an exercise price of $0 were cancelled and replaced with 2,290 long-term SARs with an exercise price of $315.91. These replacement awards are not reflected in the tables above.

(15) Leases

The Company leases certain buildings and office space under operating lease arrangements. Rent expense, net of rent received, under these arrangements amounted to $1,591,000 in 2008, $1,328,000 in 2007, and $1,289,000 in 2006. Real estate taxes, insurance, maintenance, and other operating expenses associated with leased buildings and office space are generally paid by the Company.

A summary of non-cancellable, long-term operating lease commitments as of December 31, 2008, follows (in thousands):

Years ending December 31,	Amount
2009	$ 1,981
2010	1,679
2011	1,360
2012	1,315
2013	1,308
2014 and after	9,771
Total	$ 17,414

(16) Commitments and Contingencies

In the normal course of business, various commitments and contingent liabilities are outstanding. The following table presents the notional amount of the Company's significant commitments and their respective carrying amount, where applicable. Most of these commitments are not included in the Company's Consolidated Balance Sheet (in thousands).

	Year ended December 31,			
	2008		2007	
	Notional Amount	Carrying Amount	Notional Amount	Carrying Amount
Commitments to extend credit:				
Commercial lines of credit	$ 106,873	-	103,195	-
Commercial real estate and construction	$ 28,492	-	34,465	-
Residential real estate at fixed rates	$ 4,176	-	1,175	-
Home equity lines of credit	$ 79,653	-	55,353	-
Unsecured personal lines of credit	$ 15,945	-	15,967	-
Standby and commercial letters of credit	$ 9,046	(133)	9,946	(149)
Commitments to sell real estate loans	$ 2,053	-	1,810	-

Commitments to extend credit are agreements to lend to customers and generally have fixed expiration dates or other termination clauses that may require payment of a fee. Standby and commercial letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party and also require payment of a fee. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of an underlying contract with a third party, whereas commercial letters of credit are issued to facilitate commerce and typically result in the commitment being funded when the underlying transaction is consummated between the customer and third party. Because many commitments and almost all letters of credit expire without being funded in whole or in part, the notional amounts are not estimates of future cash flows. The credit risk associated with commitments to extend credit and standby and commercial letters of credit is essentially the same as that involved with extending loans to customers and is subject to normal credit policies. The Company's credit policy generally requires customers to provide collateral, usually in the form of customers' operating assets or property, prior to disbursement of approved loans.

Commitments to originate fixed-rate loans are made when a borrower executes a rate-lock agreement. At the time of execution, the Company generally charges a rate-lock fee, which approximates the fair value of the Company's commitment. These commitments usually have terms ranging from 30 to 45 days. Concurrently, the Company enters into commitments to sell certain fixed-rate residential real estate loans (usually those subject to the foregoing rate-locks). These commitments to sell are recorded in the consolidated balance sheet at estimated fair value.

(16) Commitments and Contingencies (continued)

The Company has committed $500,000 for an investment in Trillium Lakefront Partners, LLC. This venture capital fund is a community-backed initiative in support of new business and job growth in the Company's market area. At December 31, 2008, the Company had a remaining unfunded commitment of $179,000. This investment is carried in Other Assets on the Consolidated Balance Sheet.

As discussed in Note 2 under the terms of various purchase agreements, the Company is obligated to make future payments, including guaranteed minimum payments, totaling $5,925,000. These obligations are carried in Borrowings on the Consolidated Balance Sheet. Payments on these obligations are subject to change over the next two years depending upon the achievement of certain operating results.

The Bank is required to maintain reserve balances in cash on hand and with the Federal Reserve Bank. The average amount of such reserve balances for the year ended December 31, 2008, was approximately $3,526,000.

In the normal course of business, the Company has various contingent liabilities outstanding that are not included in the Consolidated Financial Statements. Management does not anticipate any material losses as a result of these contingent liabilities.

(17) Regulatory Matters

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2008, that the Company and Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, and as of the most recent notification from regulators, the Company and the Bank are well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company and Bank must maintain a minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Subsequently, there have been no conditions or events which management believes has changed the Company's or Bank's category.

| | December 31, 2008 | | | | | | |
| | Actual Regulatory Capital | | Minimum Requirement | | Well-Capitalized | | |
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Leverage capital (Tier 1) as percent of three-month average assets:						
Company	$ 119,775	8.71%	$ 55,325	4.00%	$ 68,791	5.00%
Bank	$ 113,390	8.15%	$ 55,652	4.00%	$ 69,565	5.00%
As percent of risk-weighted, period-end assets						
Core capital (Tier 1)						
Company	$ 119,775	10.99%	$ 43,591	4.00%	$ 65,386	6.00%
Bank	$ 113,390	10.61%	$ 42,733	4.00%	$ 64,100	6.00%
Total capital (Tiers 1 and 2)						
Company	$ 149,625	13.73%	$ 87,182	8.00%	$ 108,977	10.00%
Bank	$ 125,382	11.74%	$ 85,466	8.00%	$ 106,833	10.00%

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements December 31, 2008, 2007, and 2006

(17) Regulatory Matters (continued)

	December 31, 2007					
	Actual Regulatory Capital		Minimum Requirement		Well-Capitalized	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Leverage capital (Tier 1) as percent of three-month average assets:						
Company	$ 121,627	9.65%	$ 50,397	4.00%	$ 62,996	5.00%
Bank	$ 104,844	8.39%	$ 49,995	4.00%	$ 62,493	5.00%
As percent of risk-weighted, period-end assets						
Core capital (Tier 1)						
Company	$ 121,627	13.11%	$ 37,122	4.00%	$ 55,683	6.00%
Bank	$ 104,844	11.38%	$ 36,851	4.00%	$ 55,277	6.00%
Total capital (Tiers 1 and 2)						
Company	$ 152,053	16.38%	$ 74,244	8.00%	$ 92,805	10.00%
Bank	$ 114,523	12.43%	$ 73,703	8.00%	$ 92,129	10.00%

(18) Segment Information

The Company is organized into three reportable segments: the Company and its banking subsidiary (Bank), CNB Mortgage Company (CNBM), and Genesee Valley Trust Company (GVT). These have been segmented due to differences in their distribution channels, the volatility of their earnings, and internal and external financial reporting requirements.

The Bank segment provides a wide range of credit products and banking services to retail and commercial customers, largely within the markets the Company serves. Among the services provided by this segment are commercial and consumer lending, including residential mortgage loans, loan servicing, deposit products, cash management services, investment management and retirement services, securities custodial services, and other related products and services. These products and services are offered through several delivery channels which include traditional community banking offices, automated teller machines, telephone banking, and internet banking. CNB Mortgage originates residential mortgage loans for consumers and sells all of those loans either to the Bank or to third-party investors in the secondary market. Genesee Valley Trust Company provides investment management and retirement services.

The financial information of these segments has been compiled utilizing the accounting policies described in Note 1. Intersegment revenue, mainly servicing release premiums, is earned on the basis of similar third-party transactions. Indirect administrative expenses are allocated among segments based upon the segments' use of indirect resources. Income taxes are allocated to segments based on the Company's marginal statutory tax rate adjusted for any tax-exempt income or non-deductible expenses. The accounting policies and processes utilized in compiling segment financial information is based on U.S. generally accepted accounting principles, as CNB Mortgage and Genesee Valley Trust Company are subject to stand-alone external financial reporting. The reportable segment information as of, and for the years ended, December 31, 2008, 2007, and 2006 follows (in thousands):

(18) Segment Information (continued)

			2008			
		Bank	**CNBM**	**GVT**	**Intersegment**	**Total**
Net interest income	$	47,781	21	(235)	(82)	47,485
Non-interest income		16,377	2,245	4,888	(1,056)	22,454
Total revenues		64,158	2,266	4,653	(1,138)	69,939
Provision for loan losses		3,805	-	-	-	3,805
Operating expenses		41,265	1,303	4,950	(275)	47,243
Total expenses		45,070	1,303	4,950	(275)	51,048
Income before tax		19,088	963	(297)	(863)	18,891
Income tax		4,958	374	(91)	(283)	4,958
Net income	$	14,130	589	(206)	(580)	13,933
Total identifiable assets	$	1,402,693	3,212	20,030	(6,898)	1,419,037

			2007		
		Bank	**CNBM**	**Intersegment**	**Total**
Net interest income	$	42,109	30	(1,163)	40,976
Non-interest income		15,316	1,885	(1,367)	15,834
Total revenues		57,425	1,915	(2,530)	56,810
Provision for loan losses		2,375	-	-	2,375
Operating expenses		36,261	1,270	(234)	37,297
Total expenses		38,636	1,270	(234)	39,672
Income before tax		18,789	645	(2,296)	17,138
Income tax		4,680	252	(252)	4,680
Net income	$	14,109	393	(2,044)	12,458
Total identifiable assets	$	1,254,935	3,109	(1,695)	1,256,349

			2006		
		Bank	**CNBM**	**Intersegment**	**Total**
Net interest income	$	40,564	15	(879)	39,700
Non-interest income		13,622	1,641	(1,192)	14,071
Total revenues		54,186	1,656	(2,071)	53,771
Provision for loan losses		1,831	-	-	1,831
Operating expenses		34,796	1,256	(262)	35,790
Total expenses		36,627	1,256	(262)	37,621
Income before tax		17,559	400	(1,809)	16,150
Income tax		4,244	164	(164)	4,244
Net income	$	13,315	236	(1,645)	11,906
Total identifiable assets	$	1,205,665	5,973	(5,743)	1,205,895

(19) Condensed Financial Information - Parent Company Only

The following are the condensed balance sheets, statements of income, and statements of cash flows for Canandaigua National Corporation (in thousands).

Balance Sheets

	December 31,	
	2008	**2007**
Assets:		
Cash in subsidiary bank	$ 14,258	24,053
Cash in other banks	1,860	600
Securities available for sale	2,580	8,166
Investment in Bank	116,124	106,300
Investment in nonbank subsidiaries	15,087	1,828
Other assets	4,133	3,078
Total assets	$ 154,042	144,025
Liabilities:		
Junior subordinated debentures	$ 51,547	51,547
Other liabilities	2,057	270
Total liabilities	53,604	51,817
Stockholders' Equity	100,438	92,208
Total liabilities and stockholders' equity	$ 154,042	144,025

Statements of Income

	Years ended December 31,		
	2008	**2007**	**2006**
Dividends from Bank	$ 7,200	6,000	2,200
Dividends from nonbank subsidiaries	670	500	-
Other income	670	1,261	980
Loss on write-down of securities available for sale	(700)	-	-
Interest and other expenses	(3,109)	(3,639)	(3,246)
Income (loss) before undistributed income of subsidiaries	4,731	4,122	(66)
Undistributed current year income of subsidiaries	8,622	8,075	11,797
Income before taxes	13,353	12,197	11,731
Income tax benefit	580	261	175
Net income	$ 13,933	12,458	11,906

(19) Condensed Financial Information - Parent Company Only (continued)

Statements of Cash Flow

	Years ended December 31,		
	2008	**2007**	**2006**
Cash flows from operating activities			
Net income	$ 13,933	12,458	11,906
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation, amortization and accretion	20	154	259
Undistributed current year earnings of subsidiaries	(8,622)	(8,075)	(11,797)
Loss on write-down of securities available for sale	700	-	-
Other	(544)	(383)	(552)
Net cash provided by (used in) operating activities	5,487	4,154	(184)
Cash flows from investing activities:			
Purchase of securities available for sale	-	(4,500)	(9,978)
Proceeds from maturities and call of securities available for sale	4,536	13,050	2,101
Acquisition of company	(13,112)	-	-
Purchases of other investments, net	(41)	(66)	(1,064)
Fixed assets purchased, net	(162)	(22)	(1)
Net cash (used in) provided by investing activities	(8,779)	8,462	(8,942)
Cash flows from financing activities:			
Repayment of junior subordinated debentures	-	(20,619)	-
Proceeds from junior subordinated debentures	-	20,619	30,928
Payments for treasury stock transactions, net	(1,129)	(1,386)	(2,040)
Tax benefit from stock option exercise	152	246	349
Dividends paid	(4,266)	(3,813)	(3,351)
Net cash (used in) provided by financing activities	(5,243)	(4,953)	25,886
Net (decrease) increase in cash	(8,535)	7,663	16,760
Cash at beginning of year	24,653	16,990	230
Cash at end of year	$ 16,118	24,653	16,990

(20) Fair Values of Financial Instruments

Current accounting pronouncements require disclosure of the estimated fair value of financial instruments. Fair value is generally defined as the price a willing buyer and a willing seller would exchange for a financial instrument in other than a distressed sale situation. With the exception of certain marketable securities and one-to-four-family residential mortgage loans originated for sale, the Company's financial instruments are not readily marketable and market prices do not exist. The Company, in attempting to comply with accounting pronouncements, has not attempted to market its financial instruments to potential buyers, if any exist. Since negotiated prices in illiquid markets depend upon the then present motivations of the buyer and seller, it is reasonable to assume that actual sales prices could vary widely from any estimate of fair value made without the benefit of negotiations. Additionally, changes in market interest rates can dramatically impact the value of financial instruments in a short period of time. Finally, the company expects to retain substantially all assets and liabilities measured at fair value to their maturity or call date. Accordingly, the fair value measurements are unlikely to represent the instruments' liquidation values.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements December 31, 2008, 2007, and 2006

(20) Fair Values of Financial Instruments (continued)

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	December 31, 2008		December 31, 2007	
Financial Assets:	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Cash and equivalents	$ 32,670	32,670	40,892	40,892
Securities	$ 261,149	264,387	269,990	271,188
Loans-net	$ 1,076,620	1,102,079	910,870	939,119
Mortgage servicing rights	$ 855	1,597	1,091	2,344
Financial Liabilities:				
Deposits:				
Demand, savings and				
money market accounts	$ 755,213	755,213	642,173	642,173
Time deposits	$ 453,694	461,246	418,360	420,162
Borrowings	$ 25,859	26,102	42,362	42,345
Junior subordinated debentures	$ 51,547	54,331	51,547	51,684
Other financial instruments:				
Interest rate swap agreement	$ (1,872)	(1,872)	(99)	(99)
Letters of credit	$ (133)	(133)	(149)	(149
Unused lines of credit	$ -	-	-	-
Commitments to originate loans	$ -	-	-	-

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Equivalents

For these short-term instruments that generally mature 90 days or less, or carry a market rate of interest, the carrying value approximates fair value.

Securities (Available-for-Sale and Held-to-Maturity)

Fair values for securities are determined using independent pricing services and market-participating brokers, or matrix models using observable inputs. The pricing service and brokers use a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to their pricing models include recent trades, benchmark interest rates, spreads, and actual and projected cash flows. We obtain a single market quote or price estimate for each security. None of the quotes or estimates is considered a binding quote, as we would only request one if we had the positive intent to sell the securities in the foreseeable future. Internal matrix models are used for non-traded municipal securities. Our matrix considers observable inputs, such as benchmark interest rates and spreads.

Certain securities' fair values are determined using unobservable inputs and included pooled trust preferred securities. There is a very limited market and limited demand for pooled trust preferred securities due to imbalances in marketplace liquidity and the uncertainty in evaluating the credit risk in these securities. In determining fair value for these securities, management considered various inputs. We considered fair values from a pricing service derived from inputs from an inactive market. We also considered fair value derived from our own assumptions with data from outside brokerage firms, as to expected cash flows and approximate risk-adjusted discount rates, and we utilized models provided by third parties.

(20) Fair Values of Financial Instruments (continued)

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by interest type such as floating, adjustable, and fixed-rate loans, and by portfolios such as commercial, mortgage, and consumer.

The fair value of performing loans is calculated by discounting scheduled cash flows through the loans' estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan category. The estimate of maturity is based on the average maturity for each loan classification.

Delinquent loans (not in foreclosure) are valued using the method noted above. While credit risk is a component of the discount rate used to value loans, delinquent loans are presumed to possess additional risk. Therefore, the calculated fair value of loans is reduced by the allowance for loan losses.

The fair value of loans held for sale is estimated based on outstanding investor commitments or in the absence of such commitments, is based on current yield requirements or quoted market prices.

Mortgage Servicing Rights

The Company uses a third party to estimate the fair value of mortgage servicing rights. To estimate the fair value, the third party considers market prices for similar assets and the present value of expected future cash flows associated with the servicing rights calculated using assumptions that market participants would use in estimating future servicing income and expense. Such assumptions include estimates of the cost of servicing loans, loan default rates, an appropriate discount rate, and prepayment speeds.

Deposits

The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity time deposits is estimated using a discounted cash flow approach that applies current market rates to a schedule of aggregated expected maturities on time deposits.

Borrowings

The fair value of borrowings is calculated by discounting scheduled cash flows through the borrowings' estimated maturity using current market rates.

Junior Subordinated Debentures

The fair value of the adjustable-rate junior subordinated debentures approximates their face amount, while the fair value of fixed-rate debentures is calculated by discounting scheduled cash flows through the borrowings' estimated maturity using current market rates.

Interest Rate Swap Agreement (Swap)

The fair value of the swap was the amount the Company would have expected to pay to terminate the agreement and was based upon the present value of expected future cash flows using the LIBOR swap curve, the basis for the underlying interest rate.

Other Financial Instruments

The fair values of letters of credit, unused lines of credit and commitments to originate loans approximate the fee charged to make the commitments.

(20) Fair Values of Financial Instruments (continued)

Some of the financial instruments disclosed in the previous table are measured at fair value on a recurring basis The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008, by caption on the Consolidated Balance Sheet (dollars in thousands).

	Quoted market prices in active markets (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)	Total carrying value in the Consolidated Balance Sheet
Assets				
Securities available-for-sale	$ -	$ 96,161	$ 359	$ 96,520
Total assets	$ -	$ 96,161	$ 359	$ 96,520
Liabilities				
Interest rate swap agreement	$ -	$ 1,872	$ -	$ 1,872
Total liabilities	$ -	$ 1,872	$ -	$ 1,872

The following table shows a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008 (in thousands).

Securities available for sale, beginning of year	$ -
Transfers into Level 3 during the year	1,151
Unrealized loss included in other comprehensive income	(92)
Impairment charges included in earnings	(700)
Securities available for sale, end of year	$ 359

Certain assets, liabilities and unfunded lending-related commitments are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). For our Company, these include loans held for sale, collateral-dependent impaired loans, other real estate owned, mortgage servicing rights, intangible assets, and commitments.

As of and for the year ended December 31, 2008, the balance and impact of these items were not material with the exception of collateral–dependent impaired loans. The fair values of collateral-dependent impaired loans improved as measured by the change in reserves, which decreased $0.7 million for the year, principally due to the liquidation or charge-off of these impaired loans.

Board of Directors

Canandaigua National Corporation is honored to have so many distinguished community leaders on its Board of Directors.



Board of Directors: (back row) Richard C. Fox, Richard P. Miller, Jr., Robert G. Sheridan, George W. Hamlin, IV, Alan J. Stone, Thomas S. Richards, Frank H. Hamlin, III (front row) Patricia A. Boland, Sue S. Stewart, Daniel P. Fuller, Caroline C. Shipley, Stephen D. Hamlin.

Patricia A. Boland
Retired Educator
Retired Mayor, City of Canandaigua
Past President, Granger Homestead Society Board of Trustees

Richard C. Fox
President, Wendy's Restaurants of Rochester, Inc. 1976-present

Daniel P. Fuller
Chairman of the Board, Canandaigua National Corporation 2008-present
President and General Manager, Bristol Mountain Ski Resort December 1984-present
General Manager, Roseland Waterpark 2003-present

Frank H. Hamlin, III
Of Counsel, Croucher, Jones & Johns July 2007-present
Attorney, June 2002-2007
Partner, Jones, Parks & Hamlin 2001-2002
Legal Aide, Office of New York State Attorney General 1999-2000
Member, Ontario County Bar Association 2001-present

George W. Hamlin, IV
President, CEO, and Trust Officer, The Canandaigua National Bank and Trust Company 1979-present
Director of the Federal Reserve Bank of New York 1997-2002
Chair, Thompson Health System
Chair, Eastman School of Music
Director, University of Rochester Medical Center
Director, Center for Governmental Research
Chair, Investment Committee-Monroe Fund
Director, New York Wine and Culinary Center
Director, CMAC (Constellation Brands–Marvin Sands Performing Arts Center)

Stephen D. Hamlin
Retired Cultural Leader
Chief Executive Officer, Sonnenberg Gardens, February 1996–2000
Vice President, Schlegel Corp. 1963–1984

Richard P. Miller, Jr.
Retired
President, Hartwick College 2003-2008
Vice Chancellor & Chief Operating Officer, State University of New York 2000-2003
Senior Vice President and Chief Operating Officer, University of Rochester 1996-2000

Thomas S. Richards
Corporation Counsel, City of Rochester, January 1, 2006-present
Chairman, President and Chief Executive Officer, RGS Energy Group, Inc. and Rochester Gas and Electric Corporation 1998-2002
Trustee, University of Rochester
Trustee, Rochester Institute of Technology

Robert G. Sheridan
Executive Vice President, Cashier and CRA Officer, The Canandaigua National Bank and Trust Company 2007-present
Senior Vice President and Cashier, The Canandaigua National Bank and Trust Company 1989-2006
President, CNB Mortgage Company 2002-present
Trustee, Granger Homestead Society

Caroline C. Shipley
Retired
Treasurer, First Congregational Church
Treasurer, Ontario Children's Foundation
Member Board of Education Canandaigua City School District 1979-present President 1983-1991, 2007-present

Sue S. Stewart
Senior Vice President and General Counsel, University of Rochester 2003-present
Partner, Nixon, Peabody, LLP 1978-2001 Managing Partner Rochester Office 1998-2000
Director, United Way of Greater Rochester
Chair of Executive Committee and Treasurer, National Center for Education and the Economy

Alan J. Stone
Managing Member, Stone Family Properties LLC, 1986-present
Member, City Mini Storage LLC, 1999-present
Director, Stone Construction Equipment, Inc. 1969-present
Chairman of the Board, Canandaigua National Corporation 1994-2004
CEO, Stone Construction Equipment, Inc. 1969-1986

Emeritus Board Member

James S. Fralick
Eldred M. Sale

Officers

George W. Hamlin, IV	*President and Chief Executive Officer*
Robert G. Sheridan	*Executive Vice President and Secretary*
Gregory S. MacKay	*Senior Vice President and Treasurer*
Steven H. Swartout, Esq.	*Executive Vice President*
Lawrence A. Heilbronner	*Executive Vice President and Chief Financial Officer*

Community Advisory Committees

Bloomfield Office
Kathleen M. Conradt
Sandra S. Jackson
Frank J. Marianacci
Judy A. Reader

Brighton Office
Theodore J. Chamberlain
James E. Goldberg
A. Thomas Hildebrandt
William Moehle, Esq.

Canandaigua/Lakeshore Office
David S. Brassie, CPA
Lauren Kolb
Gail D. O'Brien
Salvatore V. Pietropaolo
Deborah E. Rought
Margaret E. Somerset, Esq.

Chili Office
Mary Anne Burkhart
David P. Harris
Susan P. Knight-Nanni, D.C.

Farmington Office
Mark D. Allman
Ronald Brand
Anne P. Fessler, DVM
Leonard P. Muscarella, DDS

Greece Office
Ralph A. DeStephano
Gary J. Romig
Pamela S. Schaber
Eugene Welch, Esq.

Honeoye Office
John H. Chrisman, Jr.
Sandra D'Angelo
Bonnie L. Drake
Michael M. Pellittiere, II

Honeoye Falls Office
Steven R. Benz
Thomas H. Green
Jeffrey W. Joseph

Irondequoit Office
Arnold J. Eckert
Jack Herrema
Valerie Oberholtzer
Joyce R. Soporito

Manchester-Shortsville Office
Roger E. Herendeen
Thomas L. Lynch
Mary C. Record
Cynthia J. Walton

Mendon Office
Marvin E. Hogan, Jr.
Charles H. Meisenzahl
Gary H. Mervis
Dianne M. Tucker

Penfield Office
Ronald T. Baroody
Donald A. Johnson
Edward J. Leichtner, P.C.
Richard J. Pratt

Perinton Office
David A. Butry
T. C. Lewis
Carolyn H. Saum
Steven E. Schalabba

Pittsford Office
Sharon L. Garofanello
Barbara A. Hufsmith, CPA
Mitchell Pierson, Jr.
Klaus E. Siebert, CPA

Rochester Office
Andrew A. Costanza
Donald E. Jeffries
Jennifer R. Jones, CPA
Louis P. Nau

Victor Office
Sharon M. Caron
Donald J. Culeton
Samantha A. Johnson
William H. Turner

Webster Office
Ronald D. Hein
Jerome Nicolella
Jeffrey C. Riedel
Robert A. Schreiber

Officers

Office of the President
George W. Hamlin, IV, President, CEO and Trust Officer
Jean M. Blance, Assistant Vice President, Executive Assistant
   to the President

Corporate Risk Operations, Security, Legal, and Compliance
Steven H. Swartout, Esq., Executive Vice President – Corporate Risk and
   General Counsel
Vicki B. Mandrino, Vice President – Assistant Corporate Risk Operations
   and Compliance Officer
A. Rosamond Zatyko, Vice President – Credit Risk
Denise J. Goebel, CAMS®, Vice President – Bank Secrecy Officer
Jason A. Ingalls, Bank Security Officer

Consumer Loan Administration
Robert G. Sheridan, Executive Vice President, Cashier and CRA Officer
Brenda W. Stoker, Vice President – Consumer Loans Manager
Richard T. Wade, Vice President – Senior Lender and Collections Officer
Lori R. Ellis, Vice President
Richard J. Ertel, Vice President

William J. Van Damme, Vice President – Construction Loans
Cheryl A. Hurd, Vice President – Home Equity Loans

Wealth Strategies Group
Scott B. Trumbower, Senior Vice President – Manager Wealth
   Strategies Group
Richard H. Hawks, Jr., Senior Vice President – Senior Fiduciary Officer
James P. Terwilliger, PhD, CFP®, Vice President – Financial Planning
Paul R. Callaway, Vice President – Business Development Officer
G. James Blatt, Vice President – Business Development Officer
Donna L. Cator, CFP®, Assistant Vice President – Relationship Manager
Denise A. Kelly-Dohse, Assistant Vice President – Relationship Manager

Sharon E. Greisberger, Vice President – Manager Trust Administration
JoAnn K. Roberts, CTFA, Vice President – Trust Administration Officer
James F. Lieb, Vice President – Trust Administration Officer
Kevin D. Kinney, Assistant Vice President – Business Development Officer
Laura A. King, Wealth Strategies Group Officer
Ramona Green, Wealth Strategies Group Officer

J. Michael Reed, CFA, Vice President – Manager Investment Services
James M. Exton, Vice President – Investment Officer
Thomas Christopher, Vice President – Investment Officer
David P. Guzzetta, AFIM, CMFC®, Vice President – Investment Officer
Jason W. Fitzgerald, CFP®, Assistant Vice President – Investment Officer
Peter J. Gaess, Vice President – Investment Officer
T.C. Lewis, CFA, Vice President – Investment Officer
Stephen A. Rossi, CFA – Investment Officer

Kathleen A. Emert, Vice President – Manager Employee Benefits Services
Sandra A. Lancer, CRSP, Vice President – Employee Benefits Trust Officer
Mark S. Mazzochetti, CISP, Assistant Vice President – Employee Benefits Trust
   Officer
Jennel J. Dillon, Employee Benefits Trust Officer

Commercial Services
Gary L. Babbitt, Executive Vice President
Robert L. Lowenthal, Senior Vice President
Richard A. Szabat, Vice President
Michael J. Drexler, Vice President
Michael S. Mallaber, Vice President
JoAnn Nieman, Vice President
Keith J. Goebel, Vice President
Bernard E. Belcher, Vice President
Timothy A. Stone, Vice President
Jeffrey W. Barker, Vice President
Stanley L. Peck, Vice President – Manager Resource Recovery
Charleen H. Kalocsai, Vice President – Credit Administrator
Brendon S. Crossing, Vice President
John C. Eilersten, Jr., Commercial Services Officer
Sandra J. Holley, Collateral Control Officer
Joyce A. Hey, Banking Officer
Jodi L. Houlihan, Banking Officer

Customer Value Management
Joseph L. Dugan, Executive Vice President
Karen C. Serinis, Senior Vice President – Retail Branch Network
Christopher M. Keys, Vice President – Regional Manager/Canandaigua Cluster
Lisa J. Blakesley, Vice President – Regional Manager/Pittsford Cluster
Kathleen C. Amberge, Vice President – Regional Manager/Webster Cluster
Stephen R. Martin, Vice President – Public Relations Manager
Tamra A.B. O'Donnell, Vice President – Marketing Manager
Michael J. O'Donnell, Vice President – Retail Business Development Officer
Julie A. Bagley, Assistant Vice President – Retail Business Development Officer
Margaret W. Meyer, Assistant Vice President – Personal Banking Manager
Glenn R. Colliss, Assistant Vice President – Electronic Banking Product Manager
Kelly M. Sheridan, Banking Officer

Finance and Operations
Lawrence A. Heilbronner, Executive Vice President – Chief Financial Officer
Gregory S. MacKay, Senior Vice President – Treasury Services and Chief
   Economist
Sandra U. Roberts, Senior Vice President – Information Technology
Barbara A. Finch, Vice President – Banking Operations Manager
M. Beth Uhlen, Vice President – Manager Trust Operations
Dawn C. Phelps, Vice President and Controller
Kathleen G. Corry, Vice President – Assistant Accounting Manager
Mary Kay Bashaw, Vice President – Government Banking Officer
Michael A. Mandrino, Vice President – Chief Technology Officer
Robert L. Simpson, Assistant Vice President – Reporting and Analysis
Catherine M. Burnett, Banking Officer – Assistant Trust Operations Manager

Audit
Linda M. Schnitzler, CFSA, CBA, CRP, Vice President – Chief Auditor
Michelle A. LaMachia, Assistant Vice President – Assistant Auditor
Antoinette M. Ertel, Assistant Vice President – Senior Auditor

Human Resources
Mary Ann M. Ridley, Senior Vice President
Nancy L. Thompson, Assistant Vice President
Marie E. Dastin, Human Resources Officer
Jan C. Schrader, Training Officer
Allyson E. Roote, Human Resources & Training Officer

Community Banking Offices

Bloomfield
Judy A. Reader, Assistant Vice President – Community Office Sales Manager
Alexa R. Cooley, Financial Services Representative

Brighton
Theodore J. Chamberlain, Community Office Sales Manager
Jennifer M. Keirsbilck, Financial Services Representative

Canandaigua
Lauren Kolb, Community Office Sales Manager
John W. VanVechten, Vice President – Financial Services Representative
Michael D. Schiller, RP – Personal Banker, Canandaigua Cluster

Canandaigua – Lakeshore
Deborah E. Rought, Assistant Vice President – Community Office Sales Manager
Gregory M. Bapst, Financial Services Representative

Chili
Mary Anne Burkhart, Assistant Vice President – Community Office Sales Manager
Donna M. Cummings, Financial Services Representative

Customer Service Center
Tracie G. Evans, Customer Service Center Manager

Eastview Mall
Samantha A. Johnson, Community Office Sales Manager
Jennifer S. Everhart, Service Manager

Farmington
Mark D. Allman, Assistant Vice President – Community Office Sales Manager
James A. Johnson III, Financial Services Representative

Greece
Pamela S. Schaber, Community Office Sales Manager
Veronica M. Owens, Financial Services Representative

Henrietta
Gwendolen A. Crawford, Assistant Vice President – Community Office Sales Manager
Javier Quintana, Financial Services Representative

Honeoye
Sandra L. D'Angelo, Assistant Vice President – Community Office Sales Manager
Amy L. Force, Financial Services Representative

Honeoye Falls
Steven R. Benz, Assistant Vice President – Community Office Sales Manager
Audrey A. Evangelist, Financial Services Representative

Irondequoit
Valerie E. Oberholtzer, Community Office Sales Manager
Arnishia C. Jordan, Financial Services Representative

Manchester-Shortsville
Cynthia J. Walton, Assistant Vice President – Community Office Sales Manager
Amy E. Eagley, Financial Services Representative

Mendon
Dianne M. Tucker, Assistant Vice President – Community Office Sales Manager
Elnora N. Williams, Financial Services Representative

Penfield
Richard J. Pratt, Assistant Vice President – Community Office Sales Manager
Patricia N. Vitale, Financial Services Representative

Perinton
David A. Butry, Assistant Vice President – Community Office Sales Manager
Cynthia S. Doyle, Financial Services Representative

Pittsford
Sharon L. Garofanello – Community Office Sales Manager
Barbara J. Karley, Financial Services Representative
Adam R. Leszyk, CFP® – Personal Banker, Pittsford Cluster

Rochester
Louis P. Nau, Assistant Vice President – Community Office Sales Manager
Karin J. Benzon, Financial Services Representative

Victor
Samantha A. Johnson, Community Office Sales Manager
Kelly A. Cochrane, Financial Services Representative

Webster
Jerome C. Nicolella – Community Office Sales Manager
Laurie A. Grove, Financial Services Representative
Kari A. Carlotta – Personal Banker, Webster Cluster

CNB Insurance Agency
Donna R. Hafler, Vice President

CNB Mortgage Company
Robert G. Sheridan, President
Christopher R. Spaker, Vice President – Sales Manager
Helen M. Saxby, Vice President – Operations Manager

Genesee Valley Trust Company
James V. D'Amico, President, CEO
Brian P. Costello, Senior Vice President
Joy Ryen Plotnik, Esq., Vice President – Chief Fiduciary Officer, Client Relationships
Geoffrey E. Blyth, Vice President – Investment Officer
Michael J. Merriman, Vice President of Sales and Marketing
Josina J. Stagliano, Administrative Officer – Retirement Services
Kurt E. Rosen, Operations Manager

THE ARTHUR S. HAMLIN AWARD FOR EXCELLENCE

Every year, the bank recognizes the outstanding contribution of one of its own with the Arthur S. Hamlin Award. Employees are encouraged to nominate one of their peers who has demonstrated exceptional performance and dedication to the Bank. Congratulations to this year's recipient, Barbara Finch.





It is truly an honor to be the recipient of the 2007 Arthur S. Hamlin Award. I am proud to be part of an organization that invests in its employees by encouraging and rewarding community involvement and continuing education. Mr. Hamlin established the foundation for CNC's core values by living and working by them. As such, he continues to be an outstanding role model for all of us. It is a pleasure to work for an organization that prides itself on exceptional employee standards, customer support, and community service. I would like to thank my co-workers for nominating me for this prestigious award, and the bank for the honor they have bestowed upon me. I am proud to be a part of CNB!

Barbara Finch, *2007 Arthur S. Hamlin Award Recipient*

2 0 0 8   N O M I N E E S

Lynn Brown	**Denise Goebel**	**Karen Robida**
Julie Caves	**Chris Keys**	**Helen Saxby**
Terri Cialini	**Gehrig Lohrmann**	**Jan Schrader**
Sara Croteau	**Laura Pettinger**	

P A S T   R E C I P I E N T S

Jim Terwilliger 2006	**Brenda Stoker** 2001	**Regina Kesel** 1995
Brenda Whitney 2006	**Lena Hayes** 2000	**Susan Foose** 1994
Vicki Mandrino 2005	**Dawn Phelps** 1999	**Kathleen Corry** 1993
Michael Mandrino 2004	**Beth Uhlen** 1998	**James Roth** 1992
Tamra O'Donnell 2004	**Kathy Lafler** 1997	**Michael O'Donnell** 1991
Lisa Blakesley 2003	**Jeannie (Baldick) Blance** 1996	**Jerry Drake** 1990
Jason Ingalls 2002	**Amy Eagley** 1995	**Linda Keyes** 1989



CNB Opens Henrietta Branch Office

Canandaigua National Bank & Trust offers its customers expert financial education and advice. So it only seems fitting that its 23rd Community Office at 1225 Commons Way in Henrietta, NY, features a schoolhouse theme that was inspired by the rich tradition of education that originated there—as told to CNB by Helen Elam, town historian.

The sparkling new branch, opened October 8, 2008, was designed by Mossien Associate Architects, P.C., and constructed by Frank J. Marianacci, Inc. Customers can find it conveniently located just off East Henrietta Road and the 390 expressway.

Our newest Community Office offers a number of state-of-the-art amenities, including:
- a coin-counting machine with a digital display
- a 24-hour coin-dispensing machine for business customers
- two convenient drive-up teller windows, featuring LCD display screens in both lanes for a more personal banking experience
- a 24-hour exterior ATM that allows both withdrawals and deposits
- an LCD flat screen TV in the lobby

As part of the Grand Opening, the new Branch Office hosted a Henrietta Fall Family Festival, with fun activities and a chance for people to experience their new neighborhood bank.

CNB Acquires Greentree Capital Management, LLC's Accounts

In a year during which many financial institutions contracted or closed, CNB continued to grow. By the end of the calendar year, Canandaigua National Bank & Trust completed its purchase of Greentree Capital Management, LLC's investment management accounts.

Greentree had approximately $50 million in assets under management, providing sound investment management services that were both highly principled and highly responsive—making it a good fit within CNB's investment philosophy and corporate values.

Greentree offered its clients an ideal combination of risk-sensitive investment performance and superior client service. Its well-reasoned investment philosophy and discrete, long-term approach to investing were designed to produce a portfolio that's tailored to the unique needs and preferences of its clients.

Greentree had been in business for over 17 years, and its Principals have more than 35 years of investment experience.

Peter Gaess, Greentree's founder, noted: "CNB has been our valued and trusted colleague and custodian for over 15 years. Their structure will allow for the continuity of our investment style and practice, within a group with whom we have strong familiarity and comfort."

George W. Hamlin, IV, CNB's President and Chief Executive Officer, said that "We are pleased to have Greentree join the ranks with CNB in serving its clients. Working together, we see a smooth transition for the customers of Greentree."

Notes



"The CNB model is virtually impervious to the effect of market volatility in the traditional sense, because of our strict adherence to priorities of community Mission, optimized earnings performance, and liquidity of our investment portfolio."

—George W. Hamlin, IV
President & CEO





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